ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS
5.A OPERATING RESULTS
The partnership adopted IFRS 17, Insurance Contracts (“IFRS 17”) on January 1, 2023, with a transition date of January 1, 2022. IFRS 17 replaces IFRS 4, Insurance Contracts (“IFRS 4”) and related interpretations.
This Management’s Discussion and Analysis of the financial position of the partnership has been recast to reflect the retrospective adoption of IFRS 17 (the “Recast MD&A”) and may not contain all the information that is important to current or potential investors in our securities. This Recast MD&A presents the results of the partnership based on the application of IFRS 17 for the year ended December 31, 2022 and based on the application of IFRS 4 for the years ended December 31, 2021 and 2020. Refer to the section “New Accounting Policies Adopted” in this Recast MD&A for further details on the adoption of IFRS 17. This Recast MD&A, along with the annual consolidated financial statements of the partnership as at December 31, 2022 and December 31, 2021, and results of operations for the years ended December 31, 2022, 2021 and 2020 recast to reflect the adoption of IFRS 17 (the “Recast Financial Statements”), should be read along with the partnership’s most recent annual report filed on Form 20-F (the “Form 20-F”) in its entirety for a more detailed description of events, trends, uncertainties, risks and critical accounting estimates affecting us.
For information regarding our interim results for the three and six months ended June 30, 2023 and certain subsequent events, see the partnership’s interim report for the quarter ended June 30, 2023, filed as Exhibit 99.1 to our Report on Form 6-K filed on August 9, 2023 (the “Interim Report”). Additional information regarding subsequent events can be found in Note 32, “Subsequent Events”, to the Recast Financial Statements.

Introduction
This Recast MD&A covers the financial position of the partnership as at December 31, 2022 and December 31, 2021, and results of operations for the years ended December 31, 2022, 2021 and 2020. All defined terms are described in our most recent annual report on Form 20-F. The information in this Recast MD&A should be read in conjunction with the audited consolidated financial statements as at December 31, 2022 and December 31, 2021, and each of the years in the three years ended December 31, 2022, recast to reflect the adoption of IFRS 17, which are prepared in accordance with IFRS as issued by the IASB. Holders of the Redemption-Exchange Units, Special LP Units, LP units, GP Units and BBUC exchangeable shares will be collectively referred as “Unitholders”, “Units”, or as “per Unit”, unless the context indicates or requires otherwise.
In addition to historical information, this Recast MD&A contains forward-looking statements. Readers are cautioned that these forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from those reflected in the forward-looking statements. See “Special Note Regarding Forward-Looking Statements” below.
Basis of Presentation
The audited annual consolidated financial statements of the partnership have been prepared in accordance with IFRS as issued by the IASB. The audited annual consolidated financial statements are prepared on a going concern basis and have been presented in U.S. dollars rounded to the nearest million, unless otherwise indicated. The audited annual consolidated financial statements include the accounts of the partnership and its consolidated subsidiaries, which are the entities over which the partnership has control. Certain comparative figures have been reclassified to conform to the current year’s presentation.
We also discuss the results of operations on a segment basis, consistent with how the CODM manages and views our business. Our operating segments are: (i) business services, (ii) infrastructure services, (iii) industrials and (iv) corporate and other.
Non-IFRS measures used in this Recast MD&A are reconciled to the most directly comparable IFRS measure. All dollar references, unless otherwise stated, are in millions of U.S. dollars. Australian dollars are identified as “A$” or “AUD”, Brazilian reais are identified as “R$” or “BRL”, British pounds are identified as “£” or “GBP”, euros are identified as “€” or “EUR”, Canadian dollars are identified as “C$” or “CAD” and Indian rupees are identified as “INR”.
Overview of Our Business
The partnership is a Bermuda exempted limited partnership registered under the Bermuda Limited Partnership Act 1883, as amended, and the Bermuda Exempted Partnerships Act 1992, as amended.

We were established by Brookfield to be its flagship public partnership for its business services and industrial operations. Our operations are primarily located in the United States, Europe, Australia, Canada and Brazil. We are focused on owning and operating high-quality operations that benefit from a strong competitive position and provide essential products and services. We seek to build value through enhancing the cash flows of our businesses, pursuing an operations-oriented acquisition strategy and opportunistically recycling capital generated from operations and dispositions into our existing operations, new acquisitions and investments. The partnership’s goal is to generate Unitholder returns primarily through capital appreciation with a modest distribution yield.
Operating Segments
We have four operating segments which are organized based on how the CODM manages and views the business: (i) business services, (ii) infrastructure services, (iii) industrials and (iv) corporate and other.
Our business services segment includes our (i) residential mortgage insurer, (ii) dealer software and technology services, (iii) healthcare services, (iv) real estate and construction operations, (v) non-bank financial services, (vi) road fuels operations, (vii) fleet management services and car rental services, (viii) payment processing services, (ix) entertainment operations and (x) other operations.
Our infrastructure services segment includes our (i) nuclear technology services, (ii) offshore oil services, (iii) lottery services, (iv) modular building leasing services and (v) work access services.
Our industrials segment includes our (i) advanced energy storage operations, (ii) engineered components manufacturing operations, (iii) water and wastewater operations and (iv) other operations.
Our corporate and other segment includes corporate cash and liquidity management, as well as activities related to the management of the partnership’s relationship with Brookfield.
Refer to Item 4.B, ‘Business Overview’ in the Form 20-F for additional information about our businesses included in each operating segment.
The table below provides a breakdown by operating segment of total assets of $89.3 billion as at December 31, 2022 and of total revenues of $57.4 billion for the year ended December 31, 2022.

	Assets	Revenues
	As at	For the year ended
(US$ MILLIONS)	December 31, 2022	December 31, 2022
Business services	$37,939	$34,786
Infrastructure services	22,606	7,524
Industrials	28,112	15,075
Corporate and other	593	—
Total	$89,250	$57,385
Outlook
We seek to increase the cash flows from our operations through acquisitions and organic growth opportunities as described below. We believe our global scale and leading operations allow us to efficiently allocate capital around the world toward those sectors and geographies where we see the greatest opportunities to realize our targeted returns. We also actively seek to monetize business interests as they mature and reinvest the proceeds into higher yielding investment strategies, further enhancing returns.
Our business achieved strong results in the first half of 2023. Global capital markets appear to be stabilizing as the impact of increased interest rates work its way through the financial system. Inflationary pressures are curtailing, volatility in the public equity market is subsiding and credit markets are opening for higher-quality issuers to extend or refinance existing borrowings at reasonable costs.
Business services
Results at our residential mortgage insurer are normalizing compared to exceptionally strong levels last year given the impact of higher mortgage rates on borrowers. Continued low national unemployment levels have contributed to mortgage delinquencies remaining below long-term historical averages. Our expectation is that loss ratios will revert to long-term average levels over time and we believe that the business is well capitalized in the long term.
Our Australian healthcare services operation continues to operate in a challenging environment. While performance at most of our hospitals and activity levels has improved, the impact of higher labor and medical and surgical supply costs is continuing to affect overall results.
We have progressed value creation plans at our dealer software and technology services since our acquisition in July 2022. The impact of our ongoing value creation initiatives and continued subscription-based revenue growth contributed to strong margin performance and EBITDA contribution during the first half of 2023. During the second quarter of 2023, the business completed the sale of a non-core division servicing the heavy equipment sector for a total consideration of approximately $490 million.
Infrastructure services
Our lottery services operations is tracking in line with expectations and is continuing to benefit from resilient activity across all segments. Results during the first half of 2023 benefited from increased technology and hardware systems sale. The business is focused on targeting growth from the adoption of government run iLottery programs. The business is the primary technology provider to three of the top iLotteries globally in addition to being the leading incumbent service and technology provider for many of the largest existing physical lottery programs. This positions us strongly to benefit from future iLottery growth opportunities as they arise.
At our modular building leasing services operations, resilient utilization levels in Germany, France and Asia Pacific were offset by reduced activity in parts of Europe, including the U.K., which continues to be soft given a downturn in broader construction activity. The business continues to focus on penetration of higher margin value-added products and services, which supported strong performance during the first half of 2023. In the first quarter of 2023, the business completed an add-on acquisition of a leading rental provider of quality storage and portable accommodations in the U.K. The acquisition is expected to strengthen our presence in the market and diversify end markets in the region.
Industrials
Our advanced energy storage operations had a strong first half of 2023. Overall volumes benefited from growing advanced battery demand and a continued recovery in auto manufacturer production. Increased sales of higher margin batteries and global pricing actions offset the impact of inflationary cost pressures. Looking ahead, in order to keep pace with the global demand for advanced batteries, our advanced energy storage operation will nearly double existing advanced battery capacity in the Americas and further expand its capacity in Europe and Asia. With more than 50% of today’s installed advanced battery capacity globally, this expansion will continue to strengthen the business’ leadership position to meet the needs of customers’ low voltage battery solutions as electric vehicle adoption accelerates.
Our engineered components manufacturing operation is performing well. While volumes have softened from peak levels during the pandemic, margin performance of the business continues to improve driven by ongoing cost saving and commercial optimization initiatives.
Along with our existing operations, we continue to grow our business to enhance our long-term cash flows. During the second quarter of 2023, we reached an agreement to acquire Network International, the market-leading digital payment processor in the Middle East for approximately $3 billion. The business has a strong track record of growth supported by an integrated technology-enabled platform covering the entire payments value chain and a diversified customer base, servicing more than 150,000 merchants. We expect to invest approximately $150 million for our share to acquire Network International, with the balance funded by institutional partners.
We fund our growth, in part, through our capital recycling initiatives including ongoing distributions from operations and the sale of our business interests. During the first quarter of 2023, we generated approximately $195 million of proceeds from the sale of public securities and our residential property management operations. During the second quarter of 2023, our road fuels distribution operation reached an agreement to sell its North American retail gas station and convenience store assets for total consideration of approximately $460 million. The sale will deleverage the business and allow the remaining European road fuels operations to focus on the development of renewable fuels. The transaction is expected to close in the second half of 2023. In July 2023, we sold a majority of our automotive aftermarket parts remanufacturing operation to a larger competitor. Upfront cash proceeds from the sale were used to extinguish existing debt within the business and we retain an earnout based on the future performance of the business.
Looking forward, we continue to focus on accelerating initiatives to surface value within our operations and completing business sales, as well as executing our value creation plans.

Review of Consolidated Results of Operations
The following table summarizes our results of operations for the years ended December 31, 2022, 2021 and 2020. Further details on our results of operations and our financial performance are presented within the “Segment Analysis” section.

	Year ended December 31,			Change
(US$ MILLIONS, except per unit amounts)	2022	2021	2020	2022 vs 2021	2021 vs 2020
Revenues	$57,385	$46,587	$37,635	$10,798	$8,952
Direct operating costs	(53,110)	(43,151)	(34,630)	(9,959)	(8,521)
General and administrative expenses	(1,360)	(1,012)	(968)	(348)	(44)
Interest income (expense), net	(2,538)	(1,468)	(1,482)	(1,070)	14
Equity accounted income (loss), net	165	13	57	152	(44)
Impairment reversal (expense), net	9	(440)	(263)	449	(177)
Gain (loss) on acquisitions/dispositions, net	28	1,823	274	(1,795)	1,549
Other income (expense), net	(658)	(34)	111	(624)	(145)
Income (loss) before income tax	(79)	2,318	734	(2,397)	1,584
Income tax (expense) recovery
Current	(458)	(536)	(284)	78	(252)
Deferred	777	371	130	406	241
Net income (loss)	$240	$2,153	$580	$(1,913)	$1,573
Attributable to:
Limited partners	$36	$258	$(91)	$(222)	$349
Non-controlling interests attributable to:
Redemption-exchange units	34	228	(78)	(194)	306
Special limited partners	—	157	—	(157)	157
BBUC exchangeable shares	28	—	—	28	—
Preferred securities	27	—	—	27	—
Interest of others in operating subsidiaries	115	1,510	749	(1,395)	761
	$240	$2,153	$580	$(1,913)	$1,573
Basic and diluted earnings (loss) per limited partner unit (1) (2)	$0.48	$3.28	$(1.13)
____________________________________
(1)Average number of LP Units outstanding for the year ended December 31, 2022 was 75.3 million (2021: 78.3 million, 2020: 80.2 million).
(2)Net income (loss) attributable to limited partnership units on a fully diluted basis is reduced by incentive distributions paid to special limited partnership unitholders during the year ended December 31, 2021.
Comparison of the years ended December 31, 2022 and December 31, 2021
For the year ended December 31, 2022, net income was $240 million, with $98 million of net income attributable to Unitholders. For the year ended December 31, 2021, net income was $2,153 million, with $643 million of net income attributable to Unitholders. Net income in the prior period included net gains on the partial disposition of our graphite electrode operations.

Revenues
For the year ended December 31, 2022, revenues increased by $10,798 million to $57,385 million, compared to $46,587 million for the year ended December 31, 2021. Revenues from our business services segment increased by $4,798 million, primarily due to contributions from our 2022 acquisitions of our dealer software and technology services operations, our Australian residential mortgage lender and the add-on acquisition at our fleet management and car rental services operations. Included in the revenues and direct operating costs for our road fuels operations is duty payable to the government of the U.K. of $8,129 million (2021: $9,281 million), which is recorded gross within revenues and direct costs without impact on the margin generated by the business. Revenues from our infrastructure services segment increased by $3,067 million. The increase was primarily due to contributions from our modular building leasing services operations acquired in the fourth quarter of 2021, our recently acquired lottery services operations and contributions from the add-on acquisitions at our nuclear technology services operations completed during the year. Revenues from our industrials segment increased by $2,933 million, primarily due to a full year of contributions from our engineered components manufacturing operations and solar power solutions, which were acquired on October 4, 2021 and August 31, 2021, respectively.
Direct operating costs
For the year ended December 31, 2022, direct operating costs increased by $9,959 million to $53,110 million, compared to $43,151 million for the year ended December 31, 2021. The increase in direct operating costs was primarily due to contributions from recent acquisitions. As noted above, included in the revenues and direct operating costs at our road fuels operations is duty payable to the government of the U.K., which is recorded gross within revenues and direct costs without impact on the margin generated by the business. Direct operating costs for our road fuels operations included duty payable to the government of the U.K. of $8,129 million (2021: $9,281 million).
General and administrative expenses
For the year ended December 31, 2022, general and administrative expenses increased by $348 million to $1,360 million, compared to $1,012 million for the year ended December 31, 2021. The increase in general and administrative expenses was primarily due to contributions from our recent acquisitions.
Interest income (expense), net
For the year ended December 31, 2022, net interest expense increased by $1,070 million to $2,538 million, compared to $1,468 million for the year ended December 31, 2021. The increase in net interest expense was primarily due to increased borrowings associated with recent acquisitions, combined with higher interest expense at our nuclear technology services operations, water and wastewater services operations, and advanced energy storage operations due to increased borrowings and higher interest rates.
Impairment reversal (expense), net
For the year ended December 31, 2022, net impairment reversal was $9 million. The net impairment reversal of $223 million was primarily due to a reversal of property, plant and equipment impairment in our natural gas production operations driven by an increase in natural gas futures pricing, partially offset by an impairment of goodwill recorded in our offshore oil services operations.
For the year ended December 31, 2021, net impairment expense was $440 million. This related to property, plant and equipment and goodwill impairments in our offshore oil services operations as a result of changes in redeployment and expected future recontracting assumptions and the closure of one of the North American recycling facilities at our advanced energy storage operations as part of the company’s broader plans to improve efficiency of its U.S. operations.
Gain (loss) on acquisitions/dispositions, net
For the year ended December 31, 2022, net gain (loss) on acquisitions/dispositions was $28 million. This primarily comprised gains recognized on the partial disposition of our public securities and the sale of our digital cloud services operations.
For the year ended December 31, 2021, net gain (loss) on acquisitions/dispositions was $1,823 million. Prior year results primarily comprised the gain recognized on the partial disposition of our graphite electrode operations.

Other income (expense), net
For the year ended December 31, 2022, other expense, net decreased by $624 million to $658 million, compared to $34 million for the year ended December 31, 2021. Other income (expense), net corresponds to amounts that are not directly related to revenue generating activities and are not normal, recurring income or expenses necessary for business operations. For the year ended December 31, 2022, the components of other income (expense), net include $296 million of business separation expenses, stand-up costs and restructuring charges, $251 million of net revaluation losses, $146 million in transaction costs, $36 million of net gains on the sale of property, plant and equipment, and $1 million of other expense. For the year ended December 31, 2021, the components of other income (expense), net include $242 million of net revaluation gains, $168 million of business separation expenses, stand-up costs and restructuring charges, $60 million of transaction costs, $40 million of net losses on debt extinguishment/modification and $8 million of other expenses.
Income tax (expense) recovery
For the year ended December 31, 2022, current income tax expense decreased by $78 million to $458 million, compared to current income tax expense of $536 million for the year ended in December 31, 2021. Deferred income tax recovery increased by $406 million to $777 million, compared to deferred income tax recovery of $371 million for the year ended in December 31, 2021. The decrease in current income tax expense was primarily due to lower taxable income within our residential mortgage insurer. The increase in deferred income tax recovery was primarily due to an increase in deferred tax assets at our nuclear technology services operations.
Comparison of the years ended December 31, 2021 and December 31, 2020
For the year ended December 31, 2021, net income was $2,153 million, with $643 million of net income attributable to Unitholders. For the year ended December 31, 2020, net income was $580 million, with $169 million of net loss attributable to Unitholders. The increase in net income was primarily due to the gain on the partial disposition of our graphite electrode operations, combined with increased contributions from our construction operations and our residential mortgage insurer. Net income in the prior year included a net gain recognized on the disposition of our cold storage logistics business and mark-to-market gains on public securities.
Revenues
For the year ended December 31, 2021, revenues increased by $8,952 million to $46,587 million, compared to $37,635 million for the year ended December 31, 2020. Revenues from our business services segment increased by $7,408 million, primarily due to higher volumes and prices at our road fuels operations. Included in the revenues and direct operating costs for our road fuels operations is duty payable to the government of the U.K., which is recorded gross within revenues and direct operating costs without impact on the margin generated by the business. Revenues from our industrials segment increased by $1,486 million, primarily due to favorable pricing and mix and a growing demand for higher margin advanced batteries within our advanced energy storage operations, combined with contributions from our solar power solutions and engineered components manufacturing operations acquired in the third and fourth quarter of 2021, respectively. The increase was partially offset by lower contribution from our graphite electrode operations following the deconsolidation of our investment on March 1, 2021. Revenues from our infrastructure services segment increased by $58 million as a result of higher revenues at our nuclear technology services, combined with the acquisition of our modular building leasing services operations, which was partially offset by lower revenues at our offshore oil services operations.
Direct operating costs
For the year ended December 31, 2021, direct operating costs increased by $8,521 million to $43,151 million, compared to $34,630 million for the year ended December 31, 2020. The increase in direct operating costs was primarily attributable to higher volumes and prices at our road fuels operations and contributions from the acquisitions of our engineered components manufacturing operations and solar power solutions as discussed above. The increase was partially offset by lower contribution from our graphite electrode operations following the deconsolidation of our investment on March 1, 2021.
As noted above, included in the revenues and direct operating costs for our road fuels operations is duty payable to the government of the U.K., which is recorded gross within revenues and direct operating costs without impact on the margin generated by the business. For the year ended December 31, 2021, the duty element included in revenues and direct operating costs was approximately $9,281 million (2020: $7,871 million).

General and administrative expenses
For the year ended December 31, 2021, general and administrative expenses increased by $44 million to $1,012 million, compared to $968 million for the year ended December 31, 2020. The increase in G&A expenses was primarily due to higher management fees as a result of growth in the partnership’s market capitalization relative to the prior period.
Impairment reversal (expense), net
For the year ended December 31, 2021, net impairment expense increased by $177 million to $440 million, compared to $263 million, for the year ended December 31, 2020. For the year ended December 31, 2021, net impairment expense comprised property, plant and equipment and goodwill impairments in our offshore oil services operations as a result of changes in redeployment and expected future recontracting assumptions and the closure of one of the North American recycling facilities at our advanced energy storage operations as part of the company’s broader plans to improve efficiency of its U.S. operations. For the year ended December 31, 2020, net impairment expense was primarily related to impairment recorded on vessels at our offshore oil services operations related to the reassessment of estimated salvage values, and redeployment and extension assumptions.
Gain (loss) on acquisitions/dispositions, net
For the year ended December 31, 2021, net gain on acquisitions/dispositions increased by $1,549 million to $1,823 million, compared to $274 million for the year ended December 31, 2020. For the year ended December 31, 2021, net gain on acquisitions/dispositions primarily related to net gains recognized on the deconsolidation of our graphite electrode operations and the partial disposition of our public securities in the first quarter of 2021. For the year ended December 31, 2020, net gain on acquisitions/dispositions primarily comprised the net gains realized on the sales of our cold storage logistics business and the pathology business at our healthcare service operations, which occurred in the first and fourth quarters of 2020, respectively. We also recognized a net gain on the sale of our public securities in the fourth quarter of 2020.
Other income (expense), net
For the year ended December 31, 2021, other expense, net decreased by $145 million to $34 million, compared to other income, net of $111 million for the year ended December 31, 2020. Other income (expense), net corresponds to amounts that are not directly related to revenue earning activities and are not normal, recurring income or expenses necessary for business operations. For the year ended December 31, 2021, the components of other expense, net include $242 million of net revaluation gains, $168 million of business separation expenses, stand-up costs and restructuring charges, $60 million in transaction costs, $40 million of net losses on debt extinguishment/modification, and $8 million of other expenses. For the year ended December 31, 2020, the components of other income, net include $390 million of net revaluation gains, $258 million of net gains on debt extinguishment/modification, $134 million of provisions for potential productivity impacts and damages related to business interruption and work stoppages which are not considered normal or recurring, $128 million of non-recurring, one-time provisions, including product line exit contract write-offs and production relocation costs, as a result of the recapitalization of one of the partnership’s operations, $186 million of business separation expenses, stand-up costs and restructuring charges, $52 million in transaction costs, and $37 million of other expenses.
Income tax (expense) recovery
For the year ended December 31, 2021, current income tax expense increased by $252 million to $536 million, compared to current income tax expense of $284 million for the year ended December 31, 2020. Deferred income tax recovery increased by $241 million to $371 million, compared to deferred income tax recovery of $130 million for the year ended December 31, 2020. The increase in current income tax expense was primarily due to higher taxable income in our advanced energy storage operations and our residential mortgage insurer, combined with the acquisition of our solar power solutions. The increase in deferred income tax recovery was primarily due to the recognition of previously unrecognized losses in our advanced energy storage operations, natural gas operations and our nuclear technology services operations, combined with the acquisition of our engineered components manufacturing operations.

Summary of Results
Quarterly results
Total revenues and net income (loss) for the eight most recent quarters were as follows:

	2022				2021
	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
(US$ MILLIONS, except per unit amounts)
Revenues	$14,640	$14,711	$14,607	$13,427	$13,480	$12,043	$11,235	$9,829
Direct operating costs	(13,292)	(13,549)	(13,678)	(12,591)	(12,469)	(11,155)	(10,549)	(8,978)
General and administrative expenses	(395)	(361)	(306)	(298)	(261)	(247)	(253)	(251)
Interest income (expense), net	(805)	(717)	(556)	(460)	(411)	(358)	(351)	(348)
Equity accounted income (loss), net	36	38	41	50	(48)	25	7	29
Impairment reversal (expense), net	(49)	(20)	78	—	(239)	—	—	(201)
Gain (loss) on acquisitions/dispositions, net	17	11	—	—	—	—	16	1,807
Other income (expense), net	(127)	(214)	(218)	(99)	44	(20)	(97)	39
Income (loss) before income tax	25	(101)	(32)	29	96	288	8	1,926
Income tax (expense) recovery
Current	(172)	(132)	(75)	(79)	(106)	(119)	(118)	(193)
Deferred	182	168	387	40	125	131	81	34
Net income (loss)	$35	$(65)	$280	$(10)	$115	$300	$(29)	$1,767
Attributable to:
Limited partners	$(5)	$(14)	$47	$8	$(19)	$46	$(50)	$281
Non-controlling interests attributable to:
Redemption-exchange units	(4)	(13)	44	7	(18)	41	(44)	249
Special limited partners	—	—	—	—	78	—	79	—
BBUC exchangeable shares	(5)	(14)	46	1	—	—	—	—
Preferred securities	22	5	—	—	—	—	—	—
Interest of others in operating subsidiaries	27	(29)	143	(26)	74	213	(14)	1,237
	$35	$(65)	$280	$(10)	$115	$300	$(29)	$1,767
Basic and diluted earnings (loss) per limited partner unit (1)	$(0.06)	$(0.18)	$0.62	$0.10	$(0.25)	$0.59	$(0.63)	$3.57
____________________________________
(1)Average number of LP Units outstanding for the three months ended December 31, 2022 was 75.3 million and for the three months ended December 31, 2021 was 78.3 million.
Revenues and direct operating costs vary from quarter to quarter primarily due to acquisitions and dispositions of businesses, fluctuations in foreign exchange rates, business and economic cycles, weather and seasonality, broader economic factors, and commodity market volatility. Within our industrials segment, in our advanced energy storage operations, the demand for batteries in the aftermarket is typically higher in the colder seasons, and in our natural gas production operations, the ability to move heavy equipment safely and efficiently in western Canadian oil and gas fields is dependent on weather conditions. Within our infrastructure services segment, in our nuclear technology services operations, the core operating plants services business generates the majority of its revenues during the fall and spring when power plants go offline to perform maintenance and replenish their fuel. Work access services are impacted by seasonality in the industries it services; for example, most refineries tend to close down for turnarounds during the spring and fall. In addition, cold temperatures in the first and fourth fiscal quarters typically limit activity on maintenance and capital projects in cold climates. In our modular building leasing services operations, business activity peaks in the summer months while the fourth fiscal quarter is a seasonal low as deliveries typically reduce in the winter. Some of our business services activities are seasonal in nature and are affected by the general level of economic activity and related volume of services purchased by our clients. Our road fuels operations are impacted by changes in demand for fuel linked to seasonal weather changes and the bi-annual change in the fuel specifications. Mortgage insurance premiums underwritten at our residential mortgage insurer fluctuate based on the general seasonality and macroeconomic conditions affecting the Canadian housing market. Net income is impacted by periodic gains and losses on acquisitions, monetizations and impairments.

Review of Consolidated Financial Position
The following is a summary of the consolidated statements of financial position as at December 31, 2022 and December 31, 2021:

			Change
(US$ MILLIONS)	December 31, 2022	December 31, 2021	December 2022 vs December 2021
Assets
Cash and cash equivalents	$2,870	$2,588	$282
Financial assets	12,908	8,550	4,358
Accounts and other receivable, net	7,278	5,638	1,640
Inventory and other assets	7,559	6,359	1,200
Property, plant and equipment	15,893	15,325	568
Deferred income tax assets	1,245	888	357
Intangible assets	23,953	14,806	9,147
Equity accounted investments	2,065	1,480	585
Goodwill	15,479	8,585	6,894
Total assets	$89,250	$64,219	$25,031
Liabilities and equity
Liabilities
Accounts payable and other	$20,430	$19,636	$794
Corporate borrowings	2,100	1,619	481
Non-recourse borrowings in subsidiaries of the partnership	44,593	27,457	17,136
Deferred income tax liabilities	3,698	2,507	1,191
	$70,821	$51,219	$19,602
Equity
Limited partners	$1,408	$2,252	$(844)
Non-controlling interests attributable to:
Redemption-exchange units	1,318	2,011	(693)
Special limited partners	—	—	—
BBUC exchangeable shares	1,378	—	1,378
Preferred securities	1,490	15	1,475
Interest of others in operating subsidiaries	12,835	8,722	4,113
Total equity	18,429	13,000	5,429
Total liabilities and equity	$89,250	$64,219	$25,031
Financial assets
Financial assets increased by $4,358 million to $12,908 million as at December 31, 2022, compared to $8,550 million as at December 31, 2021. The balance comprised marketable securities, loans and notes receivable, restricted cash, derivative assets and other financial assets. The increase was primarily due to the acquisitions of our Australian residential mortgage lender and our investment in audience measurement operations on May 31, 2022 and October 11, 2022, respectively. The increase was partially offset by fair value movements on financial assets at our residential mortgage insurer.

The following table presents financial assets by segment as at December 31, 2022 and December 31, 2021:

(US$ MILLIONS)	Business services	Infrastructure services	Industrials	Corporate and other	Total
December 31, 2022	$11,300	$615	$991	$2	$12,908
December 31, 2021	$7,088	$357	$1,103	$2	$8,550
Accounts and other receivable, net
Accounts and other receivable, net increased by $1,640 million to $7,278 million as at December 31, 2022, compared to $5,638 million as at December 31, 2021. The increase was primarily due to recent acquisitions, combined with higher accounts receivable in our water and wastewater operations and higher sales volumes and prices in our advanced energy storage operations. The increase was partially offset by lower accounts receivable in our construction operations.
Inventory and other assets
Inventory and other assets increased by $1,200 million to $7,559 million as at December 31, 2022, compared to $6,359 million as at December 31, 2021. The increase in inventory was primarily due to recent acquisitions, combined with higher inventory on hand at our solar power solutions and higher prices at our road fuels operations. Other assets increased primarily due to the reclassification of non-core assets to assets held for sale in our nuclear technology services operations.
Property, plant & equipment and intangible assets
Property, plant & equipment (“PP&E”) increased by $568 million to $15,893 million as at December 31, 2022, compared to $15,325 million as at December 31, 2021. Acquisitions during the year contributed $1,241 million to PP&E, partially offset by the impact of foreign exchange movements and regular depreciation of PP&E. As at December 31, 2022, PP&E included $1,490 million of right-of-use assets (2021: $1,551 million).
Intangible assets increased by $9,147 million to $23,953 million as at December 31, 2022, compared to $14,806 million as at December 31, 2021. Acquisitions during the year contributed $10,581 million to intangible assets, partially offset by the impact of foreign exchange movements that decreased intangible assets by $231 million and regular amortization expense.
Capital expenditures represent additions to PP&E and certain intangible assets. Included in capital expenditures are maintenance capital expenditures, which are required to sustain the current performance of our operations, and growth capital expenditures, which are made for incrementally new assets that are expected to expand existing operations. Within our business services segment, capital expenditures were primarily related to terminal expansions at our road fuels operations, maintenance and improvements on hospital facilities and new hospital equipment at our healthcare services operations and maintenance and expansion of the fleet at our fleet management and car rental services operations. Within our infrastructure services segment, capital expenditures were primarily related to equipment refurbishment, tooling and new fuel design at our nuclear technology services operations, vessel dry-docking costs and additions at our offshore oil services operations, and fleet investment at our modular building leasing services operations. Finally, within our industrials segment, capital expenditures were primarily related to expansions and equipment replacement at our advanced energy storage operations. We also include additions to intangible assets in our water and wastewater operations within capital expenditures due to the nature of its concession agreements. Maintenance and growth capital expenditures for the year ended December 31, 2022 were $816 million and $759 million, respectively (2021: $481 million and $864 million, 2020: $603 million and $877 million).
Deferred income tax assets
Deferred income tax assets increased by $357 million to $1,245 million as at December 31, 2022, compared to $888 million as at December 31, 2021. The increase was primarily due to the recognition of previously unrecognized deferred tax assets at our nuclear technology services operations and our advanced energy storage operations.
Equity accounted investments
Equity accounted investments increased by $585 million to $2,065 million as at December 31, 2022, compared to $1,480 million as at December 31, 2021. The increase was primarily due to the acquisition of our roofing products manufacturer in addition to equity accounted investments acquired as part of the acquisition of our lottery services operations and our dealer software and technology services operations.

Goodwill
Goodwill increased by $6,894 million to $15,479 million as at December 31, 2022, compared to $8,585 million as at December 31, 2021. The increase was primarily due to recent acquisitions, partially offset by an impairment recorded at our offshore oil services operations, combined with the impact of foreign exchange movements.
Accounts payable and other
Accounts payable and other increased by $794 million to $20,430 million as at December 31, 2022, compared to $19,636 million as at December 31, 2021. The increase was primarily due to recent acquisitions, partially offset by a decrease in work in progress and decommissioning liabilities in our nuclear technology services operations, combined with lower accounts payable in our construction operations and the impact of foreign exchange movements.
Corporate and non-recourse borrowings
Borrowings are discussed in Item 5.B, “Liquidity and Capital Resources” below.
Deferred income tax liabilities
Deferred income tax liabilities increased by $1,191 million to $3,698 million as at December 31, 2022, compared to $2,507 million as at December 31, 2021. The increase was primarily due to the recognition of deferred tax liabilities associated with recent acquisitions, partially offset by a decrease in deferred tax liabilities at our advanced energy storage operations.
Equity attributable to Unitholders
As at December 31, 2022, our capital structure comprised two classes of partnership units: LP Units and GP Units. LP Units entitle the holder to their proportionate share of distributions. GP Units entitle the holder the right to govern our financial and operating policies. See Item 10.B, “Memorandum and Articles of Association - Description of our Units and our Limited Partnership Agreement”.
The Holding LP’s capital structure comprises three classes of partnership units: managing general partner units held by our company, Special LP Units and Redemption-Exchange Units held by Brookfield. In its capacity as the holder of the Special LP Units of the Holding LP, the special limited partner is entitled to receive incentive distributions based on a 20% increase in the LP Unit price over an initial threshold. See Item 10.B, “Memorandum and Articles of Association - Description of the Holding LP Limited Partnership Agreement”.
In order to account for the dilutive effect of the special distribution which occurred on March 15, 2022, the incentive distribution threshold was reduced by one-third, commensurate with the distribution ratio of one (1) BBUC exchangeable share for every two (2) LP Units. Accordingly, the resulting incentive distribution threshold is $31.53 per LP Unit following the completion of the special distribution.
During the twelve months ended December 31, 2022, the total incentive distribution was $nil (2021: $157 million). The incentive distribution threshold as at December 31, 2022 was $31.53 per unit.
On August 12, 2022, the TSX accepted a notice filed by the partnership of its intention to renew a NCIB for its LP Units. Under the NCIB, the partnership is authorized to repurchase up to 5% of its issued and outstanding LP Units as at August 12, 2022, or 3,730,593 LP Units, including up to 17,678 LP Units on the TSX during any trading day. This NCIB expired on August 16, 2023.
On August 15, 2023, the TSX accepted a notice filed by the partnership of its intention to renew a NCIB for its LP Units. Under the NCIB, the partnership is authorized to repurchase up to 5% of its issued and outstanding LP Units as at August 8, 2023, or 3,730,658 LP Units, including up to 14,522 LP Units on the TSX during any trading day.

As at December 31, 2022 and December 31, 2021, the total number of Units outstanding are as follows:

UNITS	December 31, 2022	December 31, 2021
GP Units	4	4
LP Units	74,612,503	77,085,493
Non-controlling interests:
Redemption-Exchange Units	69,705,497	69,705,497
BBUC exchangeable shares	72,955,585	—
Special LP Units	4	4
Segment Analysis
Our operations are organized into four operating segments which are regularly reviewed by the CODM for the purpose of allocating resources to the segment and to assess its performance. The key measures used by the CODM in assessing performance and in making resource allocation decisions are Adjusted EFO and Adjusted EBITDA.
Adjusted EFO is our segment measure of profit or loss reported in accordance with IFRS 8. The CODM uses Adjusted EFO to assess performance and make resource allocation decisions. Adjusted EFO is used by the CODM to evaluate our segments on the basis of return on invested capital generated by the underlying operations and is used by the CODM to evaluate the performance of our segments on a levered basis.
Adjusted EFO is calculated as net income and equity accounted income at our economic ownership interest in consolidated subsidiaries and equity accounted investments, respectively, excluding the impact of depreciation and amortization expense, deferred income taxes, transaction costs, restructuring charges, unrealized revaluation gains or losses, impairment reversals or expenses and other income or expense items that are not directly related to revenue generating activities. Our economic ownership interest in consolidated subsidiaries excludes amounts attributable to non-controlling interests consistent with how we determine net income attributable to non-controlling interests in our IFRS consolidated statements of operating results. In order to provide additional insight regarding our operating performance over the lifecycle of an investment, Adjusted EFO includes the impact of preferred equity distributions and realized disposition gains or losses, recorded in net income, other comprehensive income, or directly in equity, such as ownership changes. Adjusted EFO does not include legal and other provisions that may occur from time to time in the partnership’s operations and that are one-time or non-recurring and not directly tied to the partnership’s operations, such as those for litigation or contingencies. Adjusted EFO includes expected credit losses and bad debt allowances recorded in the normal course of the partnership’s operations.
Adjusted EBITDA, a non-IFRS measure of operating performance, provides a comprehensive understanding of the ability of the partnership’s businesses to generate recurring earnings and assists our CODM in understanding and evaluating the core underlying financial performance of our businesses. For further information on Adjusted EBITDA, see the “Reconciliation of Non-IFRS Measures” section of this Recast MD&A.
The following table presents net income (loss), net income (loss) attributable to Unitholders and Adjusted EBITDA for the years ended December 31, 2022, 2021 and 2020:

	Year ended December 31,
(US$ MILLIONS)	2022	2021	2020
Net income (loss)	$240	$2,153	$580

Net income (loss) attributable to Limited Partners	$36	$258	$(91)
Net income (loss) attributable to Redemption-exchange units held by Brookfield Corporation	34	228	(78)
Net income (loss) attributable to special limited partners	—	157	—
Net income (loss) attributable to BBUC exchangeable shares	28	—	—
Net income (loss) attributable to Unitholders	$98	$643	$(169)

Adjusted EBITDA	$2,254	$1,761	$1,384

The following table presents Adjusted EFO by segment for the years ended December 31, 2022, 2021 and 2020:

	Year ended December 31,
	2022	2021	2020
Business services	$427	$397	$229
Infrastructure services	513	396	364
Industrials	473	879	336
Corporate and other	(178)	(99)	(59)
Comparison of the years ended December 31, 2022 and December 31, 2021
Net income attributable to Unitholders for the year ended December 31, 2022 was $98 million, representing a decrease of $545 million compared to a net income attributable to Unitholders of $643 million for the year ended December 31, 2021. The decrease was primarily due to net gains recognized in the prior period on the partial dispositions of our graphite electrode operations and public securities.
Adjusted EBITDA for the year ended December 31, 2022 was $2,254 million, representing an increase of $493 million compared to $1,761 million for the year ended December 31, 2021 due to increased contribution across all three operating segments. Adjusted EBITDA in our business services segment increased primarily due to recent acquisitions, partially offset by reduced contributions from our residential mortgage insurer primarily due to the adoption of IFRS 17 and reduced contributions from our healthcare services operations. Adjusted EBITDA in our infrastructure services segment increased primarily due to contribution from our recently acquired lottery services operations, combined with higher contributions from our nuclear technology services operations and work access services operations, partially offset by reduced contributions from our offshore oil services operations. Adjusted EBITDA in our industrials segment increased primarily due to a full year contribution of our engineered components manufacturing operations which was acquired in the fourth quarter of 2021.
Comparison of the years ended December 31, 2021 and December 31, 2020
Net income attributable to Unitholders for the year ended December 31, 2021 was $643 million, representing an increase of $812 million compared to net loss attributable to Unitholders of $169 million for the year ended December 31, 2020. The increase in net income attributable to Unitholders was primarily due to the net gain recognized on the partial disposition of our graphite electrode operations, combined with increased contributions from our construction operations and our residential mortgage insurer. The increase was partially offset by the gain recognized in the prior year on the dispositions of our cold storage logistics business and the pathology business at our healthcare services operations, combined with mark-to-market gains on financial assets in the prior year.
Adjusted EBITDA for the year ended December 31, 2021 was $1,761 million, representing an increase of $377 million compared to $1,384 million for the year ended December 31, 2020. The increase in Adjusted EBITDA was primarily due to higher contributions from our business services, infrastructure services and industrials segments. Adjusted EBITDA in our business services segment increased primarily due to higher contributions from our residential mortgage insurer, construction operations and road fuels operations. Adjusted EBITDA in our infrastructure services segment increased primarily due to higher contributions from our nuclear technology services operations and work access services operations, partially offset by reduced contributions from our offshore oil services operations. Adjusted EBITDA in our industrials segment increased primarily due to increased contributions from our advanced energy storage operations and our engineered components manufacturing operations acquired in the fourth quarter of 2021, partially offset by lower contribution from our graphite electrode operations as a result of our reduced ownership following a partial disposition during the year.
The tables below provide each segment’s results in the format that the CODM organizes its reporting segments to make resource allocation decisions and assess performance. Each segment is presented taking into account the partnership’s economic ownership interest in operations accounted for using the consolidation and equity methods under IFRS. See “Reconciliation of Non-IFRS Measures” for additional discussion, including a reconciliation to the partnership’s IFRS consolidated statements of operating results.

Business services
The following table presents Adjusted EFO and Adjusted EBITDA for our business services segment for the years ended December 31, 2022, 2021 and 2020:

	Year ended December 31,
(US$ MILLIONS)	2022	2021	2020
Adjusted EFO	$427	$397	$229

Adjusted EBITDA	$641	$561	$271
The following table presents equity attributable to Unitholders for our business services segment as at December 31, 2022, 2021 and 2020:

(US$ MILLIONS)	2022	2021	2020
Total assets	$37,939	$20,376	$19,884
Total liabilities	28,436	14,275	13,526

Interests of others in operating subsidiaries	6,163	3,436	4,133
Equity attributable to Unitholders	3,340	2,665	2,225
Total equity	$9,503	$6,101	$6,358
Comparison of the years ended December 31, 2022 and December 31, 2021
Adjusted EFO in our business services segment for the year ended December 31, 2022 was $427 million, representing an increase of $30 million compared to $397 million for the year ended December 31, 2021. The increase in Adjusted EFO was primarily due to contributions from our 2022 acquisitions of our dealer software and technology services operations, our Australian residential mortgage lender and our payment processing services operations, combined with gains of $28 million recognized during the year on the sale of our digital cloud services operations and a financial asset measured at FVOCI.
Adjusted EBITDA in our business services segment for the year ended December 31, 2022 was $641 million, representing an increase of $80 million compared to $561 million for the year ended December 31, 2021. The increase in Adjusted EBITDA was primarily due to contributions from our recently completed acquisitions noted above.
Our dealer software and technology services operations, which we acquired on July 6, 2022, contributed $89 million of Adjusted EBITDA for the year ended December 31, 2022. Strong margin performance was driven by subscription-based revenue growth and the implementation of cost savings initiatives as part of our value creation plan. The business is benefiting from industry consolidation and growth with larger dealer customers. Our residential mortgage insurer contributed $197 million to Adjusted EBITDA for the year ended December 31, 2022 compared to $265 million for the year ended December 31, 2021. The decrease in Adjusted EBITDA is due to the measurement differences of IFRS 17 adopted in the current period relative to IFRS 4 used to measure the results of the business in the prior year. Adjusted EBITDA of our residential mortgage insurer for the year ended December 31, 2022 as previously measured in accordance with IFRS 4 was $277 million, representing a $12 million increase compared to the prior year. Business performance continues to benefit from strong levels of earned premiums. The business remains well capitalized to manage the impact of higher losses and should continue to perform well as housing activity normalizes. Our healthcare services operations contributed $64 million to Adjusted EBITDA for the year ended December 31, 2022 compared to $69 million for the year ended December 31, 2021. Results were impacted by temporarily high rates of surgery cancellations, reduced hospital admissions and higher operating costs coming out of the pandemic. Prior period results benefited from government viability funding which partially offset the impact of restrictions on elective surgeries.
Comparison of the years ended December 31, 2021 and December 31, 2020
Adjusted EFO in our business services segment for the year ended December 31, 2021 was $397 million, representing an increase of $168 million compared to $229 million for the year ended December 31, 2020. The increase in Adjusted EFO was primarily due to the increase in Adjusted EBITDA due to the factors described below, partially offset by higher current income taxes in the current year due to higher taxable earnings. Prior period results included an after-tax net gain of $15 million recognized on the sale of the pathology business in our healthcare services operations.

Adjusted EBITDA in our business services segment for the year ended December 31, 2021 was $561 million, representing an increase of $290 million compared to $271 million for the year ended December 31, 2020. The increase in Adjusted EBITDA was primarily due to the higher contributions from our residential mortgage insurer, construction operations and healthcare services operations.
Our residential mortgage insurer contributed $265 million to Adjusted EBITDA for the year ended December 31, 2021 compared to $128 million for the year ended December 31, 2020. The increase was primarily due to overall strong performance and our increased ownership (41% vs 24%). Performance continued to benefit from lower mortgage default rates and higher premiums earned as a result of home price appreciation supported by a strong Canadian housing market. The results of our residential mortgage insurer for the years ended December 31, 2021 and 2020 are measured in accordance with IFRS 4. Our construction operations contributed $85 million to Adjusted EBITDA for the year ended December 31, 2021 compared to $6 million for the year ended December 31, 2020 as we benefited from strong project execution in Australia and the U.K. Our healthcare services operations contributed $69 million to Adjusted EBITDA for the year ended December 31, 2021 compared to $67 million for the year ended December 31, 2020.
Infrastructure services
The following table presents Adjusted EFO and Adjusted EBITDA for our infrastructure services segment for the years ended December 31, 2022, 2021 and 2020:

	Year ended December 31,
(US$ MILLIONS)	2022	2021	2020
Adjusted EFO	$513	$396	$364

Adjusted EBITDA	$872	$613	$602
The following table presents equity attributable to Unitholders for our infrastructure services segment as at December 31, 2022, 2021 and 2020:

(US$ MILLIONS)	2022	2021	2020
Total assets	$22,606	$16,380	$10,839
Total liabilities	18,436	13,998	9,856

Interests of others in operating subsidiaries	2,582	1,297	355
Equity attributable to Unitholders	1,588	1,085	628
Total equity	$4,170	$2,382	$983
Comparison of the years ended December 31, 2022 and December 31, 2021
Adjusted EFO in our infrastructure services segment for the year ended December 31, 2022 was $513 million, representing an increase of $117 million compared to $396 million for the year ended December 31, 2021. The increase in Adjusted EFO was primarily due to a full year of contribution from our modular building leasing services operations acquired on December 15, 2021 and our recently acquired lottery services operations. The increase was partially offset by higher interest expense at our nuclear technology services operations primarily due to increased borrowings.
Adjusted EBITDA in our infrastructure services segment for the year ended December 31, 2022 was $872 million, representing an increase of $259 million compared to $613 million for the year ended December 31, 2021. The increase was primarily due to contributions from our recent acquisitions noted above. Our modular building leasing services operations benefited from growth of higher margin products and services and increased demand in Germany and Asia-Pacific. Broader industry trends at our lottery services operations remain positive and the business continues to execute on initiatives to offset the impact of inflationary cost headwinds.

Our nuclear technology services operations contributed $314 million to Adjusted EBITDA for the year ended December 31, 2022, compared to $299 million for the year ended December 31, 2021. Contributions from recent add-on acquisitions and operational optimization initiatives benefited results during the year despite ongoing disruptions caused by the conflict in Ukraine. Our work access services operations contributed $94 million to Adjusted EBITDA for the year ended December 31, 2022, compared to $84 million for the year ended December 31, 2021. Margin improvements as a result of pricing actions and cost reduction initiatives contributed to increased performance during the year. Our offshore oil services operations contributed $208 million to Adjusted EBITDA for the year ended December 31, 2022, compared to $223 million for the year ended December 31, 2021. Higher shuttle tanker utilization was offset by reduced contribution from FPSO operations and decreased contribution from profit sharing-agreements tied to the oil price and production volumes during the year.
Comparison of the years ended December 31, 2021 and December 31, 2020
Adjusted EFO in our infrastructure services segment for the year ended December 31, 2021 was $396 million, representing an increase of $32 million compared to $364 million for the year ended December 31, 2020. The increase in Adjusted EFO was primarily due to the increase in Adjusted EBITDA due to the factors described below.
Adjusted EBITDA in our infrastructure services segment for the year ended December 31, 2021 was $613 million, representing an increase of $11 million compared to $602 million the year ended December 31, 2020. The increase was primarily due to higher contributions from our nuclear technology services operations and work access services operations, partially offset by reduced contribution from our offshore oil services operations.
Our nuclear technology services operations contributed $299 million to Adjusted EBITDA for the year ended December 31, 2021, compared to $284 million for the year ended December 31, 2020. Strong performance during the year was the result of higher fuel deliveries and activity levels during the fall outage season combined with strong execution on new plant projects and the benefit of ongoing cost savings initiatives. Our work access services operations contributed $84 million to Adjusted EBITDA for the year ended December 31, 2021, compared to $74 million for the year ended December 31, 2020. Results during the year benefited from higher utilization as a result of gradually improving activity levels in core industrial markets which were impacted by pandemic related shutdowns during the prior period. Our offshore oil services operations contributed $223 million to Adjusted EBITDA for the year ended December 31, 2021, compared to $244 million for the year ended December 31, 2020. Results were impacted by reduced utilization levels in a challenging operating environment, partially offset by the benefit of profit sharing-agreements tied to the oil price and production volumes of customers during the second half of the year.
Industrials
The following table presents Adjusted EFO and Adjusted EBITDA for our industrials segment for the years ended December 31, 2022, 2021 and 2020:

	Year ended December 31,
(US$ MILLIONS)	2022	2021	2020
Adjusted EFO	$473	$879	$336

Adjusted EBITDA	$879	$713	$604
The following table presents equity attributable to Unitholders for our industrials segment as at December 31, 2022, 2021 and 2020:

(US$ MILLIONS)	2022	2021	2020
Total assets	$28,112	$27,315	$23,929
Total liabilities	21,670	21,271	19,354

Interests of others in operating subsidiaries	4,090	3,989	3,357
Equity attributable to Unitholders	2,352	2,055	1,218
Total equity	$6,442	$6,044	$4,575

Comparison of the years ended December 31, 2022 and December 31, 2021
Adjusted EFO in our industrials segment for the year ended December 31, 2022 was $473 million, representing a decrease of $406 million compared to $879 million for the year ended December 31, 2021. The decrease in Adjusted EFO was primarily due to gains recognized in the prior year on the partial dispositions of our graphite electrode operations and public securities.
Adjusted EBITDA in our industrials segment for the year ended December 31, 2022 was $879 million, representing an increase of $166 million compared to $713 million for the year ended December 31, 2021. The increase was primarily due to a full year of contribution from our engineered components manufacturing operations acquired on October 4, 2021, which contributed $141 million to Adjusted EBITDA for the year ended December 31, 2022 compared to $30 million for the year ended December 31, 2021. Strong margin performance as a result of cost reductions, commercial initiatives and material cost savings was offset by the impact of reduced volumes. Our advanced energy storage operations contributed $482 million to Adjusted EBITDA for the year ended December 31, 2022, compared to $484 million for the year ended December 31, 2021. Overall volumes were in line with prior year. Inflationary headwinds during the year were partially offset by cost saving initiatives, pricing actions and favorable technology mix of higher margin advanced batteries.
Comparison of the years ended December 31, 2021 and December 31, 2020
Adjusted EFO in our industrials segment for the year ended December 31, 2021 was $879 million, representing an increase of $543 million compared to $336 million for the year ended December 31, 2020. The increase in Adjusted EFO was primarily due to the increase in Adjusted EBITDA due to the factors described below, combined with a net gain recognized on the partial disposition of our graphite electrode operations and the net gain recognized on the partial disposition of our public securities during the year.
Adjusted EBITDA in our industrials segment for the year ended December 31, 2021 was $713 million, representing an increase of $109 million compared to $604 million for the year ended December 31, 2020. The increase was primarily due to higher contribution from our advanced energy storage operations and the acquisition of our engineered components manufacturing operations in the fourth quarter of 2021, which was partially offset by the deconsolidation of our graphite electrode operations on March 1, 2021.
Our advanced energy storage operations contributed $484 million to Adjusted EBITDA for the year ended December 31, 2021, compared to $390 million for the year ended December 31, 2020. Overall battery volumes for 2021 increased 5% compared to 2020. Growing aftermarket demand more than offset reduced volumes from original equipment manufacturers impacted by ongoing global auto production shortages. Our engineered components manufacturing operations contributed $30 million to Adjusted EBITDA for the year ended December 31, 2021. Consolidation of results started in October 2021. Our graphite electrode operations contributed $69 million to Adjusted EBITDA for the year ended December 31, 2021, compared to $163 million for the year ended December 31, 2020. The decrease was primarily due to our reduced ownership following the deconsolidation on March 1, 2021.
Corporate and other
The following table presents Adjusted EFO and Adjusted EBITDA for our corporate and other segment for the years ended December 31, 2022, 2021 and 2020:

	Year ended December 31,
(US$ MILLIONS)	2022	2021	2020
Adjusted EFO	$(178)	$(99)	$(59)

Adjusted EBITDA	$(138)	$(126)	$(93)

The following table presents equity attributable to Unitholders for our corporate and other segment as at December 31, 2022, 2021 and 2020:

(US$ MILLIONS)	2022	2021	2020
Total assets	$593	$148	$94
Total liabilities	2,279	1,675	673

Equity attributable to preferred securities	1,490	15	15
Equity attributable to Unitholders	(3,176)	(1,542)	(594)
Total equity	$(1,686)	$(1,527)	$(579)
Comparison of the years ended December 31, 2022 and December 31, 2021
Pursuant to our Master Services Agreement, we pay Brookfield a quarterly base management fee equal to 0.3125% (1.25% annually) of our total capitalization, plus debt with recourse, net of cash held by corporate entities. The management fees for the years ended December 31, 2022 and 2021 were $94 million and $92 million, respectively. General and administrative costs comprise management fees and corporate expenses, including audit and other expenses.
Adjusted EFO in our corporate and other segment was a loss of $178 million for the year ended December 31, 2022, compared to a loss of $99 million for the year ended December 31, 2021. Adjusted EFO decreased primarily due to higher interest expense driven by higher borrowings and distributions on preferred equity securities held by Brookfield Corporation.
Comparison of the years ended December 31, 2021 and December 31, 2020
Pursuant to our Master Services Agreement, we pay Brookfield a quarterly base management fee equal to 0.3125% (1.25% annually) of our total capitalization, plus debt with recourse, net of cash held by corporate entities. The management fees for the years ended December 31, 2021 and 2020 were $92 million and $63 million, respectively. General and administrative costs comprise management fees and corporate expenses, including audit and other expenses. The increase in the management fee was due to a higher market capitalization of the partnership relative to the prior period.
Adjusted EFO in our corporate and other segment was a loss of $99 million for the year ended December 31, 2021, compared to a loss of $59 million for the year ended December 31, 2020. Adjusted EFO included a current income tax recovery of $47 million, compared to $40 million for the year ended December 31, 2020, which was primarily related to corporate expenses, including management fees, which was partially offset the corporate current tax expense that was recognized in the operating segments. Adjusted EFO also included the interest expense on corporate borrowings.

Reconciliation of Non-IFRS Measures
Adjusted EBITDA
To measure our performance, amongst other measures, we focus on Adjusted EBITDA. Adjusted EBITDA was formerly referred to as Company EBITDA. The methodology for calculating Adjusted EBITDA is unchanged from how Company EBITDA was previously calculated. Adjusted EBITDA is a non-IFRS measure of operating performance presented as net income and equity accounted income at our economic ownership interest in consolidated subsidiaries and equity accounted investments, respectively, excluding the impact of interest income (expense), net, income taxes, depreciation and amortization expense, gains (losses) on acquisitions/dispositions, net, transaction costs, restructuring charges, revaluation gains or losses, impairment expenses or reversals, other income or expenses and preferred equity distributions. Adjusted EBITDA excludes other income (expense), net as reported in our IFRS consolidated statements of operating results, because this includes amounts that are not related to revenue earning activities, and are not normal, recurring operating income or expenses necessary for business operations. Other income (expense), net includes revaluation gains and losses, transaction costs, restructuring charges, stand-up costs and business separation expenses, gains or loss on debt extinguishments or modifications, gains or losses on dispositions of property, plant and equipment, non-recurring and one-time provisions that may occur from time to time at one of the partnership’s operations that are not reflective of normal operations, and other items. Our economic ownership interest in consolidated subsidiaries excludes amounts attributable to non-controlling interests consistent with how we determine net income attributable to non-controlling interests in our IFRS consolidated statements of operating results. Due to the size and diversification of our operations, including economic ownership interests that vary, Adjusted EBITDA is critical in assessing the overall operating performance of our business. When viewed with our IFRS results, we believe Adjusted EBITDA is useful to investors because it provides a comprehensive understanding of the ability of our businesses to generate recurring earnings which allows users to better understand and evaluate the underlying financial performance of our operations and excludes items we believe do not directly relate to revenue earning activities and are not normal, recurring items necessary for business operations. Our presentation of Adjusted EBITDA also gives investors comparability of our ongoing performance across periods.
Adjusted EBITDA has limitations as an analytical tool as it does not include interest income (expense), net, income taxes, depreciation and amortization expense, gains (losses) on acquisitions/dispositions, net, transaction costs, restructuring charges, revaluation gains or losses, impairment reversals or expenses and other income (expense), net. As a result of these limitations, Adjusted EBITDA should not be considered as the sole measure of our performance and should not be considered in isolation from, or as a substitute for, analysis of our results as reported under IFRS. However, Adjusted EBITDA is a key measure that we use to evaluate the performance of our operations.

Adjusted EBITDA Reconciliations
The following table reconciles Adjusted EBITDA to net income (loss) for the year ended December 31, 2022.

	Year ended December 31, 2022
(US$ MILLIONS)	Business services	Infrastructure services	Industrials	Corporate and other	Total
Net income (loss)	$244	$(40)	$177	$(141)	$240

Add or subtract the following:
Depreciation and amortization expense	684	1,220	1,319	—	3,223
Impairment reversal (expense), net	76	125	(210)	—	(9)
Gain (loss) on acquisitions/dispositions, net	(9)	—	(19)	—	(28)
Other income (expense), net (1)	177	243	226	12	658
Income tax (expense) recovery	65	(391)	87	(80)	(319)
Equity accounted income (loss)	(36)	(47)	(82)	—	(165)
Interest income (expense), net	549	782	1,136	71	2,538
Equity accounted Adjusted EBITDA (2)	51	139	89	—	279
Amounts attributable to non-controlling interests (3)	(1,160)	(1,159)	(1,844)	—	(4,163)
Adjusted EBITDA	$641	$872	$879	$(138)	$2,254
____________________________________
(1)Other income (expense), net corresponds to amounts that are not directly related to revenue earning activities and are not normal, recurring income or expenses necessary for business operations. The components of other income (expense), net include $251 million of net revaluation losses, $296 million of business separation expenses, stand-up costs and restructuring charges, $146 million in transaction costs, $36 million of net gains on the sale of property, plant and equipment and $1 million of other expense.
(2)Equity accounted Adjusted EBITDA corresponds to the Adjusted EBITDA attributable to the partnership that is generated by our investments in associates and joint ventures accounted for using the equity method.
(3)Amounts attributable to non-controlling interests are calculated based on the economic ownership interests held by the non-controlling interests in consolidated subsidiaries.

The following table reconciles Adjusted EBITDA to net income (loss) for the year ended December 31, 2021.

	Year ended December 31, 2021
(US$ MILLIONS)	Business services	Infrastructure services	Industrials	Corporate and other	Total
Net income (loss)	$619	$(329)	$1,953	$(90)	$2,153

Add or subtract the following:
Depreciation and amortization expense	465	705	1,113	—	2,283
Impairment reversal (expense), net	(13)	279	174	—	440
Gain (loss) on acquisitions/dispositions, net	—	—	(1,823)	—	(1,823)
Other income (expense), net (1)	(39)	51	17	5	34
Income tax (expense) recovery	184	(10)	52	(61)	165
Equity accounted income (loss)	(11)	79	(81)	—	(13)
Interest income (expense), net	239	360	849	20	1,468
Equity accounted Adjusted EBITDA (2)	30	123	85	—	238
Amounts attributable to non-controlling interests (3)	(913)	(645)	(1,626)	—	(3,184)
Adjusted EBITDA	$561	$613	$713	$(126)	$1,761
____________________________________
(1)Other income (expense), net corresponds to amounts that are not directly related to revenue earning activities and are not normal, recurring income or expenses necessary for business operations. The components of other income (expense), net include $242 million of net revaluation gains, $168 million of business separation expense, stand-up costs and restructuring charges, $60 million in transaction costs, $40 million of net losses on debt extinguishment/modification and $8 million of other expenses.
(2)Equity accounted Adjusted EBITDA corresponds to the Adjusted EBITDA attributable to the partnership that is generated by our investments in associates and joint ventures accounted for using the equity method.
(3)Amounts attributable to non-controlling interests are calculated based on the economic ownership interests held by the non-controlling interests in consolidated subsidiaries.

The following table reconciles Adjusted EBITDA to net income (loss) for the year ended December 31, 2020.

	Year ended December 31, 2020
(US$ MILLIONS)	Business services	Infrastructure services	Industrials	Corporate and other	Total
Net income (loss)	$330	$(318)	$638	$(70)	$580

Add or subtract the following:
Depreciation and amortization expense	435	665	1,065	—	2,165
Impairment reversal (expense), net	(18)	245	36	—	263
Gain (loss) on acquisitions/dispositions, net	(241)	—	(33)	—	(274)
Other income (expense), net (1)	158	175	(455)	11	(111)
Income tax (expense) recovery	69	23	102	(40)	154
Equity accounted income (loss)	(4)	(9)	(44)	—	(57)
Interest income (expense), net	225	356	895	6	1,482
Equity accounted Adjusted EBITDA (2)	16	117	33	—	166
Amounts attributable to non-controlling interests (3)	(699)	(652)	(1,633)	—	(2,984)
Adjusted EBITDA	$271	$602	$604	$(93)	$1,384
____________________________________
(1)Other income (expense), net corresponds to amounts that are not directly related to revenue earning activities and are not normal, recurring income or expenses necessary for business operations. The components of other income (expense), net include $390 million of net revaluation gains, $258 million of net gains on debt extinguishment/modification, $134 million of provisions for potential productivity impacts and damages related to business interruption and work stoppages which are not considered normal or recurring, $128 million of non-recurring, one-time provisions, including product line exit contract write-offs and production relocation costs, as a result of the recapitalization of one of the partnership’s operations, $186 million of business separation expenses, stand-up costs and restructuring charges, $52 million in transaction costs, and $37 million of other expenses.
(2)Equity accounted Adjusted EBITDA corresponds to the Adjusted EBITDA attributable to the partnership that is generated by our investments in associates and joint ventures accounted for using the equity method.
(3)Amounts attributable to non-controlling interests are calculated based on the economic ownership interests held by the non-controlling interests in consolidated subsidiaries.
Discussion of reconciling items
2022 vs. 2021
Depreciation and amortization expense includes depreciation of PP&E, amortization of intangible assets and depletion related to our energy assets. The depreciation and amortization expense in our infrastructure services segment is mainly due to the amortization of intangibles and depreciation at our nuclear technology services operations, the amortization of intangibles at our modular building leasing services operations and our lottery services operations, and the depreciation of vessels at our offshore oil services operations. The depreciation and amortization expense in our industrials segment is primarily related to the depreciation of PP&E and amortization of intangibles at our advanced energy storage operations and our engineered components manufacturing operations. Depreciation and amortization expense in our business services segment is primarily due to amortization of intangible assets in our dealer software and technology services operations. Depreciation and amortization is generally consistent period-over-period with large changes typically attributable to the addition or disposal of depreciable assets and the impact of foreign exchange movements.
Depreciation and amortization expense increased by $940 million to $3,223 million for the year ended December 31, 2022 compared to $2,283 million for the year ended December 31, 2021. The increase in depreciation and amortization expense was primarily due to the amortization of intangible assets recognized on recent acquisitions.
Impairment reversal (expense), net decreased by $449 million to an impairment reversal of $9 million for the year ended December 31, 2022 compared to an impairment expense of $440 million in the year ended December 31, 2021. The net impairment reversal in the current year was primarily due to a reversal of previously recorded impairment on PP&E recorded in our natural gas production operations driven by an increase in natural gas futures pricing. Refer to our “Review of Consolidated Results of Operations” section of this Recast MD&A for further information.

Gain (loss) on acquisitions/dispositions, net decreased by $1,795 million to a net gain of $28 million for the year ended December 31, 2022 compared to a net gain of $1,823 million for the year ended December 31, 2021. The decrease was primarily driven by gains recognized in the prior period within our industrials segment related to the partial dispositions of our graphite electrode operations and our public securities. Refer to our “Review of Consolidated Results of Operations” section of this Recast MD&A for further information.
Equity accounted Adjusted EBITDA increased by $41 million to $279 million for the year ended December 31, 2022 compared to $238 million for the year ended December 31, 2021. The increase in equity accounted Adjusted EBITDA was primarily due to higher contributions from our entertainment operations, combined with contributions from equity accounted investments within our recently acquired lottery services operations. Refer to our “Review of Consolidated Results of Operations” section of this Recast MD&A for further information.
Amounts attributable to non-controlling interests increased by $979 million to $4,163 million for the year ended December 31, 2022 compared to $3,184 million for the year ended December 31, 2021. The increase in amounts attributable to non-controlling interests is primarily due to higher contributions from our recent acquisitions.
2021 vs. 2020
Depreciation and amortization expense increased $118 million to $2,283 million for the year ended December 31, 2021 compared to $2,165 million for the year ended December 31, 2020. The increase in depreciation and amortization expense was primarily due to the acquisitions of our technology services operations within the business services segment, and the acquisitions of our solar power solutions and our engineered components manufacturing operations within our industrials segment, partially offset by the impact of the deconsolidation of our graphite electrode operations on March 1, 2021.
Impairment reversal (expense), net increased by $177 million to $440 million for the year ended December 31, 2021 compared to $263 million for the year ended December 31, 2020. The increase was primarily attributable to impairments recognized at our advanced energy storage operations within our industrials segment and our offshore oil services operations within our infrastructure services segment. Refer to our “Review of Consolidated Results of Operations” section of this Recast MD&A for further information.
Gain (loss) on acquisitions/dispositions, net increased by $1,549 million to a net gain of $1,823 million for the year ended December 31, 2021 compared to a net gain of $274 million for the year ended December 31, 2020. The increase was primarily driven by the gains recognized within our industrials segment relating to the deconsolidation of our graphite electrode operations and partial disposition of our public securities. Refer to our “Review of Consolidated Results of Operations” section of this Recast MD&A for further information.
Equity accounted Adjusted EBITDA increased by $72 million to $238 million for the year ended December 31, 2021 compared to $166 million for the year ended December 31, 2020. The increase in equity accounted Adjusted EBITDA was attributable to contributions from our graphite electrode operations within our industrials segment following the deconsolidation and recognition as an equity accounted investment on March 1, 2021. Refer to our “Review of Consolidated Results of Operations” section of this Recast MD&A for further information.
Amounts attributable to non-controlling interests increased by $200 million to $3,184 million for the year ended December 31, 2021 compared to $2,984 million for the year ended December 31, 2020. The increase in amounts attributable to non-controlling interests is primarily due to higher contributions from our residential mortgage insurer and road fuels operations within our business services segment.
The following table reconciles equity attributable to LP Units, GP Units, Redemption-Exchange Units, BBUC exchangeable shares and Special LP Units to equity attributable to Unitholders for the periods indicated.

	Year ended December 31,
(US$ MILLIONS)	2022	2021
Limited partners	$1,408	$2,252
General partner	—	—
Non-controlling interests attributable to:
Redemption-exchange units	1,318	2,011
Special LP Units	—	—
BBUC exchangeable shares	1,378	—
Equity attributable to Unitholders	$4,104	$4,263

The following table is a summary of our equity attributable to Unitholders by segment as at December 31, 2022 and December 31, 2021. This is determined based on the partnership’s economic ownership interest in the equity within each portfolio company. The partnership’s economic ownership interest in the equity within each portfolio company excludes amounts attributable to non-controlling interests consistent with how the partnership determines the carrying value of equity in its consolidated statements of financial position. Equity attributable to Unitholders reconciles to limited partners, Redemption-Exchange Units, special limited partners and BBUC exchangeable shares in the consolidated statements of financial position.

(US$ MILLIONS)	Business services	Infrastructure services	Industrials	Corporate and other	Total
December 31, 2022	$3,340	$1,588	$2,352	$(3,176)	$4,104
December 31, 2021	$2,665	$1,085	$2,055	$(1,542)	$4,263
5.B LIQUIDITY AND CAPITAL RESOURCES
Liquidity and capital requirements are managed through cash flows from operations, use of credit facilities, opportunistically monetizing mature operations and refinancing existing debt. We aim to maintain sufficient financial liquidity to meet our ongoing operating requirements and to fund debt service payments, recurring expenses, required capital expenditures and acquisition opportunities as they arise. In addition, an integral part of our strategy is to pursue acquisitions through Brookfield led consortium arrangements with institutional partners or strategic partners and to form partnerships to pursue acquisitions on a specialized or global basis. Brookfield has an established track record of leading such consortiums and partnerships and actively managing underlying assets to improve performance. Overall, our liquidity profile is strong, positioning us and our businesses well to take advantage of accretive investment opportunities.
Our principal sources of liquidity are financial assets, undrawn credit facilities, cash flows from operations, monetizations of mature businesses and access to public and private capital markets.
The following table presents non-recourse borrowings in subsidiaries of the partnership by segment as at December 31, 2022 and 2021:

(US$ MILLIONS)	Business services	Infrastructure services	Industrials	Total
December 31, 2022	$15,929	$13,411	$15,253	$44,593
December 31, 2021	$3,872	$9,099	$14,486	$27,457
As at December 31, 2022, the partnership had non-recourse borrowings in subsidiaries of $44,593 million compared to $27,457 million as at December 31, 2021. Non-recourse borrowings in subsidiaries of the partnership are comprised of the following:

(US$ MILLIONS)	December 31, 2022	December 31, 2021
Term loans	$23,279	$15,253
Notes and debentures	12,380	9,770
Credit facilities (1)	6,365	1,832
Project financing	944	602
Securitization program (2)	1,625	—
Total non-recourse borrowings in subsidiaries of the partnership	$44,593	$27,457
____________________________________
(1)Includes borrowings made under subscription facilities of Brookfield-sponsored private equity funds.
(2)Our securitization program is related to the securitization of residential mortgages at our Australian residential mortgage lender.
The partnership has financing arrangements within its operating businesses that trade in public markets or are held at major financial institutions. The financing arrangements of the partnership’s operating businesses totaled $44,593 million as at December 31, 2022, compared to $27,457 million as at December 31, 2021. The increase of $17,136 million was primarily attributable to debt issued or acquired during the year associated with our 2022 acquisitions of our lottery services operations, dealer software and technology services operations and our Australian residential mortgage lender, combined with higher borrowings in our nuclear technology services operations. The increase was partially offset by debt repayments, combined with the impact of foreign exchange movements.

We principally finance our assets at the operating company level with debt that is non-recourse to both the partnership and to our other operations and is generally secured against assets within the respective operating companies. Moreover, debt instruments at the operating company level do not cross-accelerate or cross-default to debt at our other operating companies. This debt has varying maturities ranging from on demand to 58 years. As at December 31, 2022, the weighted average maturity was 5.8 years and the weighted average interest rate on debt outstanding was 7.4%. Approximately 40% of our non-recourse borrowings are either fixed or hedged. As at December 31, 2022, we had $46,693 million in borrowings with an additional capacity of $6,920 million in undrawn credit facilities at the corporate and subsidiary level.
The use of the credit facilities, term loans and debt securities is primarily related to ongoing operations, capital expenditures and to fund acquisitions. Interest rates charged on these facilities are based on market interest rates. Most of these borrowings are not subject to financial maintenance covenants, however, some are subject to fixed charge coverage, leverage ratios and minimum equity or liquidity covenants. All of the partnership’s operations are currently in compliance with all material covenant requirements and the partnership continues to work with its businesses to monitor performance against such covenant requirements.
On August 12, 2022, our offshore oil services operations voluntarily entered Chapter 11 reorganization proceedings with the objective of executing a comprehensive financial restructuring to reduce debt and strengthen its financial position. Subsequently, on January 6, 2023, our offshore oil services operation emerged from the Chapter 11 restructuring process with a deleveraged balance sheet. The restructuring reprofiled the company’s loan facilities to better align cash flow with debt service obligations. Following the restructuring, our economic interest is approximately 53%.
The partnership has bilateral credit facilities backed by large global banks that continue to be supportive of our business. The credit facilities are available in Euros, British pounds, Australian, U.S., and Canadian dollars. Advances under the credit facilities bear interest at the specified SOFR, SONIA, EURIBOR, CDOR, BBSY, or bankers’ acceptance rate plus 2.50%, or the specified base rate or prime rate plus 1.50%. The credit facilities require us to maintain a minimum tangible net worth and deconsolidated debt-to-capitalization ratio at the corporate level. The total capacity on the bilateral credit facilities is $2,300 million with a maturity date of June 29, 2027, and the partnership had $200 million available as at December 31, 2022.
The partnership also has a revolving acquisition credit facility with Brookfield that permits borrowings of up to $1 billion. The credit facility is guaranteed by the partnership, Holding LP, the Holding Entities and certain of our subsidiaries. The credit facility is available in U.S. or Canadian dollars, and advances are made by way of LIBOR, base rate, bankers’ acceptance rate or prime rate loans. The credit facility bears interest at the specified LIBOR or bankers’ acceptance rate plus 3.45%, or the specified base rate or prime rate plus 2.45%. The credit facility requires us to maintain a minimum deconsolidated net worth and contains restrictions on the ability of the borrowers and the guarantors to, among other things, incur certain liens or enter into speculative hedging arrangements. Net proceeds above a specified threshold that are received by the borrowers from asset dispositions, debt incurrences or equity issuances by the borrowers or their subsidiaries must be used to pay down the credit facility (which can then be redrawn to fund future investments). The facility automatically renews for consecutive one-year periods until June 26, 2026. The total available amount on the credit facility decreased to $500 million on April 27, 2023. As at December 31, 2022, the revolving acquisition credit facility remains undrawn.
The partnership also has deposit agreements with Brookfield whereby we may place funds on deposit with Brookfield and whereby Brookfield may place funds on deposit with our partnership. Any deposit balance due to our partnership is due on demand and bears interest at LIBOR plus 30 basis points. Any deposit balance due to Brookfield is due on demand and bears interest at SOFR plus 160 basis points, subject to the terms of such interest more particularly described in the deposit agreement. As at December 31, 2022, the amount of the deposit from Brookfield was $nil (2021: $nil) and the amount on deposit with Brookfield was $nil (2021: $nil).
Brookfield entered into a commitment agreement to subscribe for up to $1.5 billion of 6% perpetual preferred equity securities of subsidiaries of the partnership, whereby proceeds are available for us to draw upon for future growth opportunities as they arise. Brookfield has the right to cause the Partnership to redeem the preferred securities at par to the extent of any asset sales, financings or equity issuances. Brookfield has the right to waive its redemption option. As at December 31, 2022, Brookfield has subscribed for an aggregate of $1,475 million of perpetual preferred equity securities. For the year ended December 31, 2022, distributions of $27 million have been declared on the perpetual preferred equity securities.

The table below outlines the partnership’s consolidated net debt-to-capitalization as at December 31, 2022 and 2021:

(US$ MILLIONS, except as noted)	December 31, 2022	December 31, 2021
Corporate borrowings	$2,100	$1,619
Non-recourse borrowings in subsidiaries of the partnership	44,593	27,457
Cash and cash equivalents	(2,870)	(2,588)
Net debt	$43,823	$26,488
Total equity	18,429	13,000
Total capital	$62,252	$39,488
Net debt to capital ratio	70%	67%
The partnership’s general partner has implemented a distribution policy pursuant to which we intend to make quarterly cash distributions in an amount currently anticipated to be approximately $0.25 per unit on an annualized basis. On February 2, 2023, the Board of Directors declared a quarterly distribution in the amount of $0.0625 per unit, paid on March 31, 2023 to Unitholders of record as at the close of business on February 28, 2023.
During the twelve months ended December 31, 2022, the total incentive distribution was $nil (2021: $157 million).
In order to account for the dilutive effect of the special distribution which occurred on March 15, 2022, the incentive distribution threshold was reduced by one-third, commensurate with the distribution ratio of one (1) BBUC exchangeable share for every two (2) LP Units. Accordingly, the resulting incentive distribution threshold was $31.53 as at December 31, 2022.
Cash Flow
We believe that we have sufficient access to capital resources and will continue to use our available liquidity and capital resources to fund our operations and to finance anticipated acquisitions and other material cash requirements. Our future capital resources include cash flow from operations, borrowings, proceeds from asset monetizations and proceeds from potential future equity issuances, if any.
As at December 31, 2022, we had cash and cash equivalents of $2,870 million, compared to $2,588 million as at December 31, 2021 and $1,986 million as at December 31, 2020. The net cash flows for the years ended December 31, 2022, 2021 and 2020 were as follows:

	Year ended December 31,
(US$ MILLIONS)	2022	2021	2020
Cash flow provided by (used in) operating activities	$1,011	$1,693	$4,205
Cash flow provided by (used in) investing activities	(18,721)	(8,926)	(2,334)
Cash flow provided by (used in) financing activities	18,070	7,063	(1,077)
Impact of foreign exchange on cash	(78)	15	(37)
Change in cash and cash equivalents	$282	$(155)	$757
Cash flow provided by (used in) operating activities
Total cash flow provided by operating activities for the year ended December 31, 2022 was $1,011 million compared to $1,693 million provided for the year ended December 31, 2021. The cash provided by operating activities during the year ended December 31, 2022, was primarily attributable to cash generated by our advanced energy storage operations, our residential mortgage insurer, our nuclear technology services operations, our engineered components manufacturing operations and our lottery services operations.
Total cash flow provided by operating activities for the year ended December 31, 2021 was $1,693 million compared to $4,205 million provided in the year ended December 31, 2020. The cash flow provided by operating activities during the year ended December 31, 2021 was primarily attributable to cash generated by our advanced energy storage operations, our nuclear technology services operations, our residential mortgage insurer, our road fuels operations, our healthcare services operations and our construction operations.

Cash flow provided by (used in) investing activities
Total cash flow used in investing activities was $18,721 million for the year ended December 31, 2022, compared to $8,926 million used for the year ended December 31, 2021. Our investing activities were primarily related to the 2022 acquisitions of our dealer software and technology services operations, our lottery services operations, our Australian residential mortgage lender, our payment processing services operations and the add-on acquisitions at our nuclear technology services operations and fleet management and car rental services operations. Other contributing factors include the acquisition of property, plant and equipment and intangible assets primarily within our industrials and infrastructure services segments. This was partially offset by the net sales of corporate bonds and marketable securities at our residential mortgage insurer during the year ended December 31, 2022.
Total cash flow used in investing activities was $8,926 million for the year ended December 31, 2021, compared to $2,334 million used for the year ended December 31, 2020. Our investing activities were primarily related to the acquisitions of our modular building leasing services operations, our engineered components manufacturing operations, our solar power solutions and our technology services operations, as well as the acquisition of property, plant and equipment and intangible assets primarily within our industrials and infrastructure services segments. This was partially offset by the cash proceeds received on the partial disposition of our graphite electrode operations and net sales of corporate bonds and marketable securities at our residential mortgage insurer and at our non-bank financial services operations during the year ended December 31, 2021.
Cash flow provided by (used in) financing activities
Total cash flow provided by financing activities was $18,070 million for the year ended December 31, 2022, compared to $7,063 million cash flow provided by financing activities for the year ended December 31, 2021. During the year ended December 31, 2022, financing activities included net proceeds from borrowings of $13,901 million, which comprised primarily of borrowings received to fund the acquisitions of our dealer software and technology services operations and our lottery services operations. Other contributing factors included an increase in net borrowings at our nuclear technology services operations, our Australian residential mortgage lender to acquire financial assets and at our engineered components manufacturing operations. For the year ended December 31, 2022, capital provided by others who have interests in operating subsidiaries was $5,719 million which primarily related to capital contributions to fund the acquisitions of our dealer software and technology services operations, our lottery services operations and our Australian residential mortgage lender. This was partially offset by distributions to others who have interests in operating subsidiaries of $2,586 million for the year ended December 31, 2022, primarily as a result of the dividend distribution received from a non-recourse financing related to the investment in our nuclear technology services operations and distributions of proceeds from investment syndications to institutional partners.
Total cash flow provided by financing activities was $7,063 million for the year ended December 31, 2021, compared to $1,077 million cash flow used in financing activities for the year ended December 31, 2020. During the year ended December 31, 2021, proceeds, net of repayments from borrowings, were $6,736 million, which primarily consisted of borrowings raised for the acquisitions of our modular building leasing services operations and our engineered components manufacturing operations and as part of the privatization of our residential mortgage insurer, partially offset by scheduled repayments of non-recourse borrowings. Capital provided by others who have interests in operating subsidiaries was $3,667 million for the year ended December 31, 2021, which was primarily attributable to capital contributions to fund the acquisitions of our modular building leasing services operations and our engineered components manufacturing operations and to acquire the remaining publicly held interests in our residential mortgage insurer. This was partially offset by distributions to others who have interests in operating subsidiaries and capital paid to others who have interests in operating subsidiaries of $1,898 million and $1,336 million, respectively, for the year ended December 31, 2021. This was primarily related to the distribution of proceeds from the partial disposition of our graphite electrode operations, proceeds from the sale of our public securities in our industrials segment and distributions following the privatization of the partnership’s residential mortgage insurer during the year ended December 31, 2021.
Market Risks
Market risk is defined for these purposes as the risk that the fair value or future cash flows of a financial instrument held by the partnership will fluctuate because of changes in market factors. Market risk includes the risk of changes in interest rates, foreign currency exchange rates, equity prices and commodity prices.
Financial instruments held by the partnership that are subject to market risk include loans and notes receivable, other financial assets, borrowings, derivative contracts, such as interest rate and foreign currency contracts, and marketable securities.
Price risk
As at December 31, 2022, the partnership is exposed to price risk arising from marketable securities and other financial assets, with a balance of $6,052 million (2021: $6,580 million). A 10% change in the fair value of these assets would impact the consolidated statements of comprehensive income by $605 million (2021: $658 million).

Interest rate risk
Interest rate risk is defined for these purposes as the risk that the fair value or future cash flows of a financial instrument held by the partnership will fluctuate because of changes in interest rates. The partnership monitors interest rate fluctuations and may enter into interest rate derivative contracts to mitigate the impact from interest rate movements. A 50 basis point increase in interest rates is expected to decrease pre-tax net income by $118 million, and a 50 basis point decrease in interest rates is expected to increase pre-tax net income by $118 million. A 50 basis point increase in interest rates is expected to increase other comprehensive income by $29 million, and a 50 basis point decrease in interest rates is expected to decrease other comprehensive income by $29 million.
At our economic ownership, a 50 basis point increase in interest rates is expected to decrease pre-tax net income attributable to Unitholders by $48 million, and a 50 basis point decrease in interest rates is expected to increase pre-tax net income attributable to Unitholders by $48 million. Our economic ownership interest in consolidated subsidiaries excludes amounts attributable to non-controlling interests consistent with how we determine net income attributable to non-controlling interests in our IFRS consolidated statements of operating results.
Foreign currency risk
We have operations in international markets denominated in currencies other than the U.S. dollar, primarily the Australian dollar, the Canadian dollar and the Brazilian real. As a result, we are subject to foreign currency risk due to potential fluctuations in exchange rates between foreign currencies and the U.S. dollar. We structure our operations such that foreign operations are primarily conducted by entities with a functional currency which is the same as the economic environment in which the operations take place. As a result, the net income impact to the partnership of currency risk associated with financial instruments is limited as its financial assets and liabilities are generally denominated in the same currency as the functional currency of the subsidiary that holds the financial instrument. However, we are exposed to foreign currency risk on the net assets of the partnership’s foreign currency denominated operations and foreign currency denominated debt. We manage foreign currency risk through hedging contracts, typically foreign exchange forward contracts. There is no assurance that hedging strategies, to the extent used, will fully mitigate the risk.
The table below outlines the impact on pre-tax net income and other comprehensive income of a 10% increase to the exchange rates relative to the U.S. dollar:

	2022		2021		2020
(US$ MILLIONS)	OCI	Net Income	OCI	Net Income	OCI	Net Income
USD/AUD	$85	$1	$85	$(12)	$86	$(6)
USD/CAD	144	4	36	1	120	(25)
USD/BRL	48	—	83	(21)	40	—
USD/EUR	92	(94)	(4)	(324)	29	(53)
USD/Other	121	(71)	108	74	72	108
See also Note 4, “Fair Value of Financial Instruments”, Note 26, “Derivative Financial Instruments” and Note 27, “Financial Risk Management” in the Recast Financial Statements.
Commodity price risk
As certain of the partnership’s operating subsidiaries are exposed to commodity price risk, the fair value of financial instruments will fluctuate as a result of changes in commodity prices. A 10 basis point increase or decrease in commodity prices, as it relates to financial instruments, is not expected to have a material impact on the partnership’s net income.
Our commodity exposure is primarily in our industrials segment. We hedge this exposure where appropriate. See Item 4.B, “Business Overview – Industrials” in the Form 20-F.
Related Party Transactions
We entered into a number of related party transactions with Brookfield as described in Item 7.B, “Related Party Transactions” of the Form 20-F as well as in Note 25 in the Recast Financial Statements.

Critical Accounting Policies, Estimates and Judgments
The preparation of financial statements requires management to make critical judgments, estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses that are not readily apparent from other sources, during the reporting period. These estimates and associated assumptions are based on historical experience and other factors that are considered to be relevant. Actual results may differ from these estimates.
The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods.
Critical judgments made by management and utilized in the normal course of preparing our partnership’s annual consolidated financial statements are outlined below.
For further reference on accounting policies, critical judgments and estimates, see our “Significant Accounting Policies” contained in Note 2 of our annual consolidated financial statements as at December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020, included in the Recast Financial Statements.
Business combinations
The partnership accounts for business combinations using the acquisition method of accounting. The allocation of fair values to assets acquired and liabilities assumed through an acquisition requires numerous estimates that affect the valuation of certain assets and liabilities acquired including discount rates and estimates of future operating costs, revenues, commodity prices, capital costs and other factors. The determination of the fair values may remain provisional during the measurement period due to the time required to obtain independent valuations of individual assets and to complete assessments of provisions. When the accounting for a business combination has not been completed as of the reporting date, the partnership will disclose that fact in the consolidated financial statements, including observations on the estimates and judgments made as of the reporting date.
Determination of control
The partnership consolidates an investee when it controls the investee, with control existing if, and only if, the partnership has power over the investee; exposure or rights to variable returns from its involvement with the investee; and the ability to use that power over the investee to affect the amount of the partnership’s returns.
In determining if the partnership has power over an investee, judgments are made when identifying which activities of the investee are relevant in significantly affecting returns of the investee and the extent of existing rights that give the partnership the current ability to direct the relevant activities of the investee. Judgments are made as to the amount of potential voting rights that provide voting powers, the existence of contractual relationships that provide voting power and the ability for the partnership to appoint directors. The partnership enters into voting agreements which provide it the ability to contractually direct the relevant activities of the investee (formally referred to as “power” within IFRS 10, Consolidated financial statements). In assessing if the partnership has exposure or rights to variable returns from involvement with the investee, judgments are made concerning whether returns from an investee are variable and how variable those returns are on the basis of the substance of the arrangement, the magnitude of those returns and the magnitude of those returns relative to others, particularly in circumstances where the partnership’s voting interest differs from the ownership interest in an investee. In determining if the partnership has the ability to use its power over the investee to affect the amount of its returns, judgments are made when the partnership is an investor as to whether the partnership is a principal or agent and whether another entity with decision making rights is acting as the partnership’s agent. If it is determined that the partnership is acting as an agent, as opposed to a principal, the partnership does not control the investee.
Common control transactions
IFRS 3 does not include specific measurement guidance for the acquisition of a business from an entity that is under common control. Accordingly, the partnership has developed an accounting policy to account for such transactions taking into consideration other guidance in the IFRS framework and pronouncements of other standard-setting bodies. The partnership’s policy is to record assets and liabilities recognized as a result of an acquisition of a business from an entity that is under common control at the carrying values in the transferor’s financial statements.

Indicators of impairment
Judgment is applied when determining whether indicators of impairment exist when assessing the carrying values of the partnership’s assets, including the determination of the partnership’s ability to hold financial assets, the estimation of a cash-generating unit’s future revenues and direct costs, the determination of discount rates, and when an asset’s or cash-generating unit’s carrying value is above its recoverable amount.
For some of the partnership’s assets, forecasting the recoverability and economic viability of property and equipment requires an estimate of reserves. The process for estimating reserves is complex and requires significant interpretation and judgment. It is affected by economic conditions, production, operating and development activities, and is performed using available geological, geophysical, engineering and economic data.
Revenue recognition
Judgment is applied where certain of the partnership’s subsidiaries use the cost-to-cost method to account for their contract revenue. The stage of completion is measured by reference to actual costs incurred to date as a percentage of estimated total costs for each contract. Significant assumptions are required to estimate the total contract costs and the recoverable variation works that affect the stage of completion and the contract revenue, respectively. In making these estimates, management has relied on past experience or the work of experts, where necessary.
Judgement is also applied where certain of the company’s subsidiaries generate revenues from contracts with multiple performance obligations. The partnership applies judgment in order to identify and determine the number of performance obligations, estimate the total transaction price, determine the allocation of the transaction price to each identified performance obligation, and determine the appropriate method and timing of revenue recognition.
Financial instruments
Judgments inherent in accounting policies relating to derivative financial instruments relate to applying the criteria to the assessment of the effectiveness of hedging relationships and estimates and assumptions used in determining the fair value of financial instruments, such as: equity or commodity prices; future interest rates; the creditworthiness of the partnership relative to its counterparties; the credit risk of the partnership’s counterparties; estimated future cash flows; discount rates and volatility utilized in option valuations.
Decommissioning liabilities
Decommissioning costs will be incurred at the end of the operating life of some of the partnership’s oil and gas facilities, mining properties, manufacturing facilities and licensed nuclear facilities serviced by the partnership. These obligations are typically many years in the future and require judgment to estimate. The estimate of decommissioning costs can vary in response to many factors including changes in relevant legal, regulatory, and environmental requirements, the emergence of new restoration techniques or experience at other production sites. Inherent in the calculations of these costs are assumptions and estimates including the ultimate settlement amounts, inflation factors, discount rates, and timing of settlements.
Insurance contracts
Critical judgements applied in the application of IFRS 17 in the year ended December 31, 2022
The partnership has applied critical judgements and estimates in the application of IFRS 17, including: (i) estimates and underlying assumptions in determining fulfillment cash flows related to the liability for remaining coverage; (ii) discount rate used to account for time value of money for all cash flows; (iii) the estimated risk adjustment for non-financial risk; (iv) timing of revenue recognition for the liability for remaining coverage; (v) estimated cash flows for settling claims; and (vi) estimated recoveries including recoveries from real estate included in the liability for incurred claims, based on third party property appraisals or other types of third party valuations deemed to be appropriate for a particular property in the event of default.
Critical judgments applied in the application of IFRS 4 in the years ended December 31, 2021 and 2020
The partnership has applied critical estimates for its residential mortgage insurance business, including: (i) timing of revenue recognition for deferred insurance premiums; (ii) insurance loss reserves representing the amount needed to provide for the expected ultimate net cost of settling claims; (iii) the fair value of subrogation rights related to real estate based on third party property appraisals or other types of third party valuations deemed to be more appropriate for a particular property; and (iv) estimated deferred policy acquisition costs to be amortized over the term of the policy.

Measurement of expected credit losses
The partnership exercises judgment when determining expected credit losses on financial assets. Judgment is applied in the determination of probability weighted expected cash flows, the probability of default of borrowers, and in selecting forward looking information to determine increase in credit risk and other risk parameters.
Uncertainty of income tax treatments
The partnership applies IFRIC 23. The interpretation requires an entity to assess whether it is probable that a tax authority will accept an uncertain tax treatment used, or proposed to be used, by an entity in its income tax filings and to exercise judgment in determining whether each tax treatment should be considered independently or whether some tax treatments should be considered together. The decision should be based on which approach provides better predictions of the resolution of the uncertainty. An entity is required to make its assessment assuming that the taxation authority with the right to examine any amounts reported to it will examine those amounts and will have full knowledge of all relevant information when doing so.
Other
Other estimates and assumptions utilized in the preparation of the partnership’s consolidated financial statements are: depreciation and amortization rates and useful lives; estimation of recoverable amounts of assets and cash-generating units for impairment assessment of long-lived assets and goodwill; and the ability of the partnership to utilize tax losses and other tax measurements.
Other critical judgments include the determination of the functional currency of the partnership’s subsidiaries.
New Accounting Policies Adopted
The partnership has applied certain new and revised standards issued by the IASB that are effective for the period beginning on or after January 1, 2022.
(i)    IFRS 17 - Insurance contracts (“IFRS 17”)
The partnership adopted IFRS 17, Insurance Contracts on January 1, 2023, with a transition date of January 1, 2022. IFRS 17 replaces IFRS 4, Insurance Contracts and related interpretations. The adoption of IFRS 17 only impacted the reported results of the partnership’s residential mortgage insurance business. These consolidated financial statements of the partnership present the results of the partnership’s residential mortgage insurance business based on the application of IFRS 17 for the year ended December 31, 2022 and based on the application of IFRS 4 for the years ended December 31, 2021 and 2020.
The partnership applied the full retrospective approach to insurance contracts issued on or after January 1, 2020. For groups of contracts issued in 2019 and prior years, the partnership has determined that it is impracticable to apply the full retrospective approach and has elected to apply the fair value approach. As a result, the comparative period has been adjusted and the transition impact of $17 million has been recorded as an increase to opening equity on January 1, 2022 (the “IFRS 17 adoption”).
The impact of the IFRS 17 adoption to the consolidated statement of financial position as at December 31, 2022 was a decrease to other assets of $153 million and a decrease to intangible assets of $95 million primarily due to the derecognition of balances associated with IFRS 4 concepts, and a decrease to accounts payable and other of $199 million primarily due to measurement differences under IFRS 17.
The impact of the IFRS 17 adoption to the consolidated statement of operating results for the year ended December 31, 2022 was a decrease to revenues of $160 million, an increase to direct operating costs of $8 million, a decrease to general and administrative expenses of $12 million, and an increase to deferred tax recovery of $41 million. The impact to net income resulted in a decrease to basic and diluted earnings per limited partner unit of $0.25 per unit.
The impact of the IFRS 17 adoption to the consolidated statement of comprehensive income for the year ended December 31, 2022 was the recognition of the insurance finance reserve of $86 million and an increase to deferred tax expense of $23 million.
While IFRS 17 changes the timing of earnings recognition, as well as presentation and disclosure, of insurance contracts, cash flows generated by the partnership are not impacted. As a result, the adoption of IFRS 17 does not have a material impact on the business.
The partnership’s accounting policy for insurance contracts in accordance with IFRS 17 is detailed below.

The partnership’s insurance policies are classified as contracts without direct participating features and are measured using the general measurement approach under IFRS 17. The measurement approach is based on estimates of the present value of future cash flows that are expected to arise as the partnership fulfills the contracts, an explicit risk adjustment for non-financial risks and a contractual service margin. The risk adjustment for non-financial risk reflects the compensation that the insurer requires for bearing uncertainty about the amount and timing of cash flows. Estimates of the present value of future cash flows and a risk adjustment for non-financial risk are together referred to as fulfillment cash flows. The contractual service margin represents the unearned profit that is recognized as revenue systematically over the coverage period as insurance services are provided.
Mortgage insurance revenues earned in each reporting period primarily represents the changes in the liabilities for remaining coverage that relate to insurance contract services provided during the period and an allocation of premiums that relates to recovering insurance acquisition cash flows. For all periods presented, insurance revenues earned from insurance contracts are included under revenues in the consolidated statement of operating results.
The insurance liabilities are included in accounts payable and other, on the consolidated statement of financial position and the carrying amount at each reporting date is the sum of the liability for remaining coverage and the liability for incurred claims.
(a) Liability for remaining coverage
At inception of the insurance contract, a liability for remaining coverage is established which comprises the fulfillment cash flows related to services that will be provided in future periods and the remaining contractual service margin at that date. If the fulfillment cash flows from a contract at the date of initial recognition are a net outflow, then the contract is considered onerous. A loss from onerous insurance contracts is recognized immediately in the consolidated statement of operating results.
All acquisition cash flows are included in the measurement of fulfillment cash flows and recognized within the insurance liabilities.
All cash flows are discounted using a market-based discount rate selected through a top-down approach that reflects the characteristics of the insurance liabilities. The partnership has elected to disaggregate insurance finance expense between amounts included in income and amounts included in other comprehensive income (“OCI”). Interest accretion is recognized as insurance finance expense in income while effect of changes in discount rates is recognized as insurance finance expense in OCI.
The risk adjustment has been determined using a confidence level technique.
The contractual service margin is recognized in income to reflect services provided in each reporting period based on the number of coverage units provided during the period, which is determined by considering, for each contract, the quantity of the benefits provided and its expected coverage period. The coverage units are reviewed and updated at each reporting date. The insurer determines the quantity of the benefits provided under its insurance contracts on the basis of Loss Given Default, which is defined as outstanding mortgage principal balance and expected costs of foreclosure, less the expected value of the property securing the claim.
(b) Liability for incurred claims
The liability for incurred claims includes the fulfillment cash flows for incurred claims and expenses that have not yet been paid, including claims that have been incurred but not yet reported.
Fulfillment cash flows include the cost of settling claims and cash flows from expected recovery of real estate in the event of default by borrowers (both reported and unreported) that have occurred on or before each reporting date, discounted to consider the time value of money using a market-based discount rate. The liability also incorporates a risk adjustment for non-financial risk using actuarially determined risk factors.

(ii)Amendments to IAS 37 – Provisions, contingent liabilities and contingent assets (“IAS 37”)
These amendments specify which costs an entity needs to include when assessing whether a contract is onerous or loss-making. Costs that relate directly to a contract consist of both the incremental costs of fulfilling that contract and an allocation of other costs that relate directly to fulfilling contracts. The amendments apply to contracts for which the entity has not yet fulfilled all its obligations at the beginning of the annual reporting period in which the entity first applies the amendments. The entity shall recognize the cumulative effect of initially applying the amendments as an adjustment to the opening balance of retained earnings or other component of equity, as appropriate, at the date of initial application.
The partnership adopted these amendments on January 1, 2022 and the adoption did not have an impact on the partnership’s consolidated financial statements.
(iii)IFRS 9 – Financial instruments (“IFRS 9”) – Fees in the ‘10 per cent’ test for derecognition of financial liabilities
The amendment clarifies the fees that an entity includes when assessing whether the terms of a new or modified financial liability are substantially different from the terms of the original financial liability. These fees include only those paid or received between the borrower and the lender, including fees paid or received by either the borrower or lender on the other’s behalf. An entity applies the amendment to financial liabilities that are modified or exchanged on or after the beginning of the annual reporting period in which the entity first applies the amendment.
The partnership adopted this amendment on January 1, 2022 and the adoption did not have an impact on the partnership’s consolidated financial statements.
Future Changes in Accounting Policies
(i)Amendments to IAS 1 – Presentation of financial statements (“IAS 1”)
The amendments clarify how to classify debt and other liabilities as current or non-current. The amendments to IAS 1 apply to annual reporting periods beginning on or after January 1, 2024. The partnership is currently assessing the impact of these amendments on the consolidated financial statements.
(ii)Amendments to IAS 12 – Income taxes (“IAS 12”)
The amendments clarify that the initial recognition exception does not apply to the initial recognition of transactions that give rise to equal taxable and deductible temporary differences. The amendments to IAS 12 apply to annual reporting periods beginning on or after January 1, 2023. The partnership does not anticipate the application of these amendments to result into any impact on the consolidated financial statements.
There are currently no other future changes to IFRS with potential impact on the partnership.
Off-Balance Sheet Arrangements
In the normal course of operations, our operating subsidiaries have bank guarantees, insurance bonds and letters of credit outstanding to third parties. As at December 31, 2022, the total outstanding amount was approximately $2.5 billion. If these letters of credit or bonds are drawn upon, our operating subsidiaries will be obligated to reimburse the issuer of the letter of credit or bonds. The partnership does not conduct its operations, other than those of equity accounted investments, through entities that are not consolidated in the consolidated financial statements and has not guaranteed or otherwise contractually committed to support any material financial obligations not reflected in the consolidated financial statements.
Our construction operations and other operations may be called upon to give, in the ordinary course of business, guarantees and indemnities in respect of the performance of controlled entities, associates and related parties of their contractual obligations. Any known losses have been brought to account.
In the normal course of operations, we execute agreements that provide for indemnification and guarantees to third parties in transactions such as business dispositions and acquisitions, construction projects, capital projects, and sales and purchases of assets and services. We have also agreed to indemnify our directors and certain of our officers and employees. The nature of substantially all of the indemnification undertakings prevents us from making a reasonable estimate of the maximum potential amount that we could be required to pay third parties, as many of the agreements do not specify a maximum amount and the amounts are dependent upon the outcome of future contingent events, the nature and likelihood of which cannot be determined at this time. Historically, we have made no significant payments under such indemnification agreements. In addition, we have also entered into indemnity agreements with Brookfield that relate to certain construction projects in the Middle East region that have been in place for several years. Under these indemnity agreements, Brookfield has agreed to indemnify us or refund us, as appropriate, for the receipt of payments relating to such projects.

From time to time, we may be contingently liable with respect to litigation and claims that arise in the normal course of operations. In our construction operations, this may include litigation and claims from clients or subcontractors, in addition to our associated counterclaims. On an ongoing basis, we assess the potential impact of these events. We have determined that the potential loss amount of these claims cannot be measured and is not probable at this time.
Financial instruments - foreign currency net investment hedging strategy
To the extent that we believe it is economical to do so, our strategy is to hedge all or a portion of our equity investments and/or cash flows exposed to foreign currencies by the partnership. The partnership’s foreign currency hedging policy includes leveraging any natural hedges that may exist within our operations, utilizing local currency debt financing to the extent possible, and utilizing derivative contracts to minimize any residual exposures where natural hedges are insufficient.
The following table presents a summary as at December 31, 2022 of our Unitholder equity positions by functional currency and our derivative contract net investment hedges:

	Net Investment Hedges
(US$ MILLIONS)	CAD	AUD	BRL	GBP	EUR	INR	Other
Unitholder equity	$1,492	$1,364	$698	$253	$1,320	$375	$851
FX contracts – US$	(31)	(518)	(221)	—	(472)	(99)	—
As at December 31, 2022, approximately 21% of our Unitholder equity with foreign currency exposure was hedged using derivative contracts.
Contractual Obligations
An integral part of our partnership’s strategy is to participate with institutional investors in Brookfield-sponsored private equity funds that target acquisitions that suit Brookfield private equity’s profile. In the normal course of business, the partnership may make commitments to Brookfield-sponsored private equity funds to participate in these target acquisitions in the future, if and when identified. For information regarding our partnership’s commitments in respect of pending acquisitions, see Item 4.A, “History and Development of our Company” in the Form 20-F; see also the Interim Report.
In the ordinary course of business, we enter into contractual arrangements that may require future cash payments. The table below outlines our undiscounted contractual obligations as at December 31, 2022:

	Payments as at December 31, 2022
(US$ MILLIONS)	Total	< 1 Year	1-2 Years	3-5 Years	5+ Years
Borrowings	$47,587	$3,843	$5,261	$19,734	$18,749
Lease liabilities	2,131	368	327	593	843
Interest expense	13,312	2,916	2,742	5,992	1,662
Decommissioning liabilities	1,564	10	8	55	1,491
Pension obligations	4,166	116	115	365	3,570
Total	$68,760	$7,253	$8,453	$26,739	$26,315
Controls and Procedures
Disclosure Controls and Procedures
As at December 31, 2022, an evaluation of the effectiveness of our “disclosure controls and procedures” (as defined under applicable U.S. and Canadian securities laws) was carried out under the supervision and with the participation of persons performing the functions of chief executive officer and chief financial officer for us and our Service Providers. Based upon that evaluation, the persons performing the functions of chief executive officer and chief financial officer for us have concluded that, as of December 31, 2022, our disclosure controls and procedures were effective.
It should be noted that while our management, including persons performing the functions of chief executive officer and chief financial officer for us, believe our disclosure controls and procedures provide a reasonable level of assurance that such controls and procedures are effective, they do not expect that our disclosure controls and procedures or internal controls will prevent all error and all fraud. A control system, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.

Internal Control Over Financial Reporting
Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined under applicable U.S. and Canadian securities laws. Under the supervision and with the participation of our management, including persons performing the functions of chief executive officer and chief financial officer for us, we conducted an evaluation of the effectiveness of our internal control over financial reporting as of December 31, 2022, based on the criteria set forth in Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on evaluation under Internal Control-Integrated Framework, our management concluded that our internal control over financial reporting was effective as of December 31, 2022. Excluded from our evaluation were controls over financial reporting at Scientific Games, LLC acquired on April 4, 2022, La Trobe Financial Services Pty Limited acquired on May 31, 2022, CDK Global, Inc. acquired on July 6, 2022, Magnati - Sole Proprietorship LLC acquired on August 8, 2022, Unidas Locadora S.A. acquired on October 1, 2022, our nuclear technology services operations’ acquisition of BHI Energy, Inc. on May 27, 2022 and our engineered components manufacturing operations’ acquisition of TexTrail Inc. on October 5, 2022. The financial statements of these businesses constitute approximately 30% of total assets, 48% of net assets, 5% of revenues and 85% of net income of the consolidated financial statements of our partnership as of and for the year ended December 31, 2022.
Internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
5.C RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.
Not applicable.
5.D TREND INFORMATION
See “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in the Interim Report.
5.E CRITICAL ACCOUNTING ESTIMATES
See Item 5.B, “Liquidity and Capital Resources--Critical Accounting Policies, Estimates and Judgments”.

Special Note Regarding Forward-Looking Statements
This Recast MD&A contains “forward-looking information” within the meaning of Canadian provincial securities laws and “forward-looking statements” within the meaning of applicable Canadian and U.S. securities laws. Forward-looking statements include statements that are predictive in nature, depend upon or refer to future events or conditions, include statements regarding the operations, business, financial condition, expected financial results, performance, prospects, opportunities, priorities, targets, goals, ongoing objectives, strategies and outlook of the partnership, as well as regarding recently completed and proposed acquisitions, dispositions and other transactions, and the outlook for North American and international economies for the current fiscal year and subsequent periods, and include words such as “expects”, “anticipates”, “plans”, “believes”, “estimates”, “seeks”, “intends”, “targets”, “projects”, “forecasts”, “views”, “potential”, “likely” or negative versions thereof and other similar expressions, or future or conditional verbs such as “may”, “will”, “should”, “would” and “could”.
Although we believe that our anticipated future results, performance or achievements expressed or implied by the forward-looking statements and information are based upon reasonable assumptions and expectations, investors and other readers should not place undue reliance on forward-looking statements and information because they involve known and unknown risks, uncertainties and other factors, many of which are beyond our control, which may cause the actual results, performance or achievements of the partnership to differ materially from anticipated future results, performance or achievements expressed or implied by such forward-looking statements and information.
Factors that could cause actual results to differ materially from those contemplated or implied by forward-looking statements include, but are not limited to:
•general economic conditions and risks relating to the economy, including unfavorable changes in interest rates, foreign exchange rates, inflation and volatility in the financial markets;
•global equity and capital markets and the availability of equity and debt financing and refinancing within these markets;

•strategic actions including our ability to complete dispositions and achieve the anticipated benefits therefrom;
•the ability to complete and effectively integrate acquisitions into existing operations and the ability to attain expected benefits;
•changes in accounting policies and methods used to report financial condition (including uncertainties associated with critical accounting assumptions and estimates);
•the ability to appropriately manage human capital;
•the effect of applying future accounting changes;
•business competition;
•operational and reputational risks;
•technological change;
•changes in government regulation and legislation within the countries in which we operate;
•governmental investigations;
•litigation;
•changes in tax laws;
•ability to collect amounts owed;
•catastrophic events, such as earthquakes, hurricanes and pandemics/epidemics including COVID-19;
•the possible impact of international conflicts, wars and related developments including Russia’s invasion of Ukraine, terrorist acts and cyber terrorism; and
•other risks and factors detailed from time to time in our documents filed with the securities regulators in Canada and the United States included in the “Risk Factors” section in our most recent annual report on Form 20-F.
Statements relating to “reserves” are deemed to be forward-looking statements as they involve the implied assessment, based on certain estimates and assumptions, that the reserves described herein can be profitably produced in the future. We qualify any and all of our forward-looking statements by these cautionary factors.
We caution that the foregoing list of important factors that may affect future results is not exhaustive. When relying on our forward-looking statements and information, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Except as required by law, we undertake no obligation to publicly update or revise any forward-looking statements or information, whether written or oral, that may be as a result of new information, future events or otherwise.
For a more comprehensive list of risks and uncertainties, please refer to our most recent annual report on Form 20-F under the heading “Risk Factors” available on SEDAR+ at www.sedarplus.ca and EDGAR at www.sec.gov. New risk factors may arise from time to time and it is not possible to predict all of those risk factors or the extent to which any factor or combination of factors may cause actual results, performance or achievements of our partnership to be materially different from those contained in forward-looking statements or information. Given these risks and uncertainties, the reader should not place undue reliance on forward-looking statements or information as a prediction of actual results. Although the forward-looking statements and information contained in this Recast MD&A are based upon what we believe to be reasonable assumptions, we cannot assure investors that actual results will be consistent with these forward-looking statements and information.